FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 23, 2018

Commission File Number: 001-09266

National Westminster Bank PLC

135 Bishopsgate
London EC2M 3UR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

National Westminster Bank Plc
23 February 2018

Annual Report and Accounts 2017

A copy of the Annual Report and Accounts 2017 for National Westminster Bank Plc has been submitted to the National Storage Mechanism and will shortly be available for inspection at http://www.morningstar.co.uk/uk/NSM  The document will be available on The Royal Bank of Scotland Group plc's website at www.rbs.com/reports

For further information, please contact:-

RBS Media Relations
+44 (0) 131 523 4205

Investor relations
Matt Waymark
Investor Relations
+44 (0) 207 672 1758

For the purpose of compliance with the Disclosure Guidance and Transparency Rules, this announcement also contains risk factors extracted from the Annual Report and Accounts 2017 in full unedited text. Page references in the text refer to page numbers in the Annual Report and Accounts 2017.

Risk factors
Set out below are certain risk factors that could adversely affect the Group’s future results, its financial condition and prospects and cause them to be materially different from what is expected. The Group is (and following the implementation of the UK ring-fencing regime will remain) a principal operating subsidiary of The Royal Bank of Scotland Group plc (‘RBSG’ and, together with its subsidiaries, the ‘RBS Group’). Accordingly, in addition to the risks to which the Group and its business are or will be exposed, a number of the risk factors described below which relate to RBSG, the RBS Group and The Royal Bank of Scotland plc (‘RBS plc’) will also be applicable to the Bank and the Group and the occurrence of any such risks could have a material adverse effect on the Group’s business, reputation, results of operations, financial condition, cash flows or future prospects. The factors discussed below and elsewhere in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties facing the Group.

The Group’s asset, liability and business profile will change significantly following the implementation of ring-fencing and accordingly certain of the following risks will be more or less significant to the Group, or otherwise apply to the Group differently, as a result thereof.

Implementation of the ring-fencing regime in the UK which began in 2015 and must be completed before 1 January 2019 will result in material structural changes to the RBS Group and the Group’s business, including with respect to the perimeter of the Group’s activities and the assets, liabilities and businesses that it holds. The steps required to implement the UK ring-fencing regime are complex and entail significant costs and operational, legal and execution risks, which risks may be exacerbated by the RBS Group’s other ongoing restructuring efforts.
The requirement for large UK banks taking deposits to ‘ring-fence’ retail banking operations was introduced under the UK Financial Services (Banking Reform) Act 2013 (the ‘Banking Reform Act 2013’) and adopted through secondary legislation (the ‘UK ring-fencing regime’). These reforms form part of a broader range of structural reforms of the banking industry seeking to improve the resilience and resolvability of banks and which range from structural reforms (including ring-fencing) to the implementation of a new recovery and resolution framework (which in the UK will incorporate elements of the ring-fencing regime). See ‘RBSG and its subsidiaries, including the Bank, are subject to an evolving framework on recovery and resolution, the impact of which remains uncertain, and which may result in additional compliance challenges and costs.’

By the end of 2018, the RBS Group intends to have placed the majority of its UK and Western European banking business in ring-fenced banking entities organised as a sub-group (the ‘RFB’) under an intermediate holding company named NatWest Holdings Limited, which will ultimately be a direct subsidiary of RBSG and will own the Bank, Adam & Company PLC (to be renamed The Royal Bank of Scotland plc) and Ulster Bank Ireland DAC (Ulster Bank). As a result, the Bank will no longer be a subsidiary of RBS plc (to be renamed NatWest Markets Plc). RBS plc (to be renamed NatWest Markets Plc) and the RBS International businesses will sit outside the RFB.

Risk factors continued
As part of this restructuring, the majority of existing personal, private, business and commercial customers of RBS plc are expected to be transferred to the RFB during the second quarter of 2018, specifically to Adam & Company PLC, which will be renamed The Royal Bank of Scotland plc). Certain assets and liabilities (including the covered bond programme, certain hedging positions and parts of the liquid asset portfolio) will also be transferred to the Bank. At the same time, RBS plc (which will sit outside the RFB) will be renamed NatWest Markets Plc to bring its legal name in line with the rebranding of the NatWest Markets franchise which was initiated in December 2016, and will continue to operate the NatWest Markets franchise as a direct subsidiary of RBSG.

The transfer, as described above, will be effected principally by utilising a legal scheme entitled a ‘Ring-Fencing Transfer Scheme’ under Part VII of the Financial Services and Markets Act 2000. The implementation of such a scheme is subject to, amongst other considerations, regulatory approval and the sanction of the Court of Session in Scotland, Edinburgh (the ‘Court’). A hearing to seek the Court’s approval of the scheme is expected to be held on 22 March 2018. The approval of the scheme by the Prudential Regulation Authority (‘PRA’) is expected to be confirmed shortly before that hearing date. If the scheme is duly approved by the Court at the hearing expected to be held on 22 March 2018, it is expected that the scheme will be implemented with effect from 30 April 2018 or any later date which the RBS Group may agree with the PRA and the Financial Conduct Authority (‘FCA’). It remains possible that the court process described above may result in amendments being required to be made to the RBS Group’s current plan and that this may result in delays in the implementation of the UK ring-fencing compliant structure, additional costs and/or changes to the RBS Group’s and the Group’s business.

In addition, during the second half of 2018, it is proposed that NatWest Holdings Limited, being the parent of the future ring-fenced sub-group (which together with other entities is intended to include the Bank, Adam & Company PLC (to be renamed The Royal Bank of Scotland plc) and Ulster Bank Ireland DAC), will become a direct subsidiary of RBSG. This is expected to occur through a capital reduction of The Royal Bank of Scotland plc, which will be satisfied by the transfer of the shares in NatWest Holdings Limited currently held by The Royal Bank of Scotland plc to RBSG, which will occur via a further and separate court process, which is subject to the relevant Court and regulatory approvals. It is possible that the court process described above may result in amendments being required to be made to the RBS Group’s current plan and that this may result in delays in the implementation of the UK ring-fencing compliant structure, additional costs and/or changes to the RBS Group’s and the Group’s business.

During the course of 2018, it is proposed that the RBS Group will seek to implement a second, smaller ring-fencing transfer scheme as part of its strategy to implement its future ring-fencing compliant structure which is proposed to transfer certain assets from the Bank to RBS plc (by then renamed to NatWest Markets Plc). Such a scheme would be subject to the same reviews and approvals as described above in connection with the first scheme.

As a result of the implementation of the changes described above, there will be a material impact on how the Group conducts its business and will require a significant legal and organisational restructuring of the RBS Group and the Group and the transfer of large numbers of assets, liabilities, obligations, customers and employees between legal entities and the realignment of employees within the RBS Group. As the Bank will be one of the principal operating entities within the RFB, certain assets, liabilities and businesses from RBS Group entities outside the RFB will be transferred to the Bank, including RBS plc’s covered bonds business. In addition, and as discussed below, certain activities currently undertaken by the Group will be transferred out of the Group into RBS Group entities outside the RFB.

The RBS Group’s final ring-fenced legal structure and the actions being taken to achieve it, remain subject to, amongst other factors, additional regulatory, board and other approvals. In particular, transfers of assets and liabilities by way of a Ring-Fencing Transfer Scheme, as described above, must be reviewed and reported on by an Independent Skilled Person appointed by the RBS Group with the prior approval of the PRA (having consulted with the FCA). The reports of the Skilled Person are made public and form part of the court process described above.

The implementation of these changes involves a number of risks related to both the revised RBS Group and the Group structures and also the process of transition to such new structures. Those risks include the following:

●
As a result of ring-fencing, certain customers will be moved to the RFB and certain customers will be required to deal with both the RFB and other RBS Group entities outside the RFB in order to obtain the full range of products and services or to take any affirmative steps in connection with the reorganisation. The Group is unable to predict how some customers may react to these and other required changes.
●
As a result of the ring-fencing, certain assets, liabilities and businesses from RBS Group entities outside the RFB will be transferred to the Bank, including RBS plc’s covered bonds. Also as a result of the ring-fencing, subject to certain exceptions, the Group will no longer be able to undertake certain activities. This will require the transfer of certain of the Group’s activities to other RBS Group entities outside the RFB, which will alter the scope of the Group’s activities. Such adjustment to the Group’s activities and any related loss of customers may have a material adverse effect on the Group’s business, financial condition and results of operations.

Risk factors continued
●
As part of the establishment of a ring-fence compliant structure, the Bank will need to operate independently from other RBS Group entities outside the RFB and as a result, amendments will need to be made to the Group’s existing corporate governance structure to ensure the RFB is independent from the other RBS Group entities outside the RFB. This new structure, which will also require the approval of the PRA, may result in divergences between the various governance bodies within the RBS Group and create operational challenges.

●
Due to the movement of assets, liabilities and businesses from the Bank to other RBS Group entities outside the RFB and vice versa, the RBS Group’s capital structure may experience corresponding changes that could result in a reduction of available capital for funding day to day operations. Any replacement or new funding may not be available on commercial terms acceptable to the Group or at all. See ‘The ability of the RBS Group and the Group to meet their obligations, including funding commitments, depends on their ability to access sources of liquidity and funding. If the Group (or any other RBS Group entity) is unable to raise funds through deposits and/or in the capital markets, its liquidity position could be adversely affected which may require unencumbered assets to be liquidated or it may result in higher funding costs which may impact the Group’s margins and profitability.’
●
The implementation of the UK ring-fencing regime will significantly impact the management of the RBS Group’s treasury operations, including internal and external funding arrangements. The changes required may adversely impact the assessment made by credit rating agencies, creditors and other stakeholders of the credit strength of the Bank on a standalone basis and may heighten the cost of capital and funding for the RBS Group and its subsidiaries (including the Group). The ability of the Bank to meet funding and capital prudential requirements may be dependent on obtaining adequate credit ratings. The Group currently receives capital and funding support from RBS Group entities, including some which will ultimately sit outside the RFB and which may no longer, or only to a limited extent, provide capital and funding support to the Group once a ring-fence compliant structure is established. Restrictions or changes imposed on the ability of the RBS Group to provide intra-group funding, capital or other support directly or indirectly to the Group or to receive such support from the RBS Group, may result in funding or capital pressures and liquidity stress for the Group.
●
The Group currently receives the majority of services from entities within the RBS Group and has access to the infrastructure of different entities within the RBS Group which the Group is currently reliant upon in order to operate its business. In order to comply with the requirements of the UK ring-fencing regime, the RBS Group will need to revise its operations infrastructure so as to comply with the shared services, independence and resolvability requirements set out in the UK ring-fencing legislation and rules, including in areas such as information technology (IT) infrastructure, human resources and critical service providers. Complying with these requirements may involve significant associated execution risks and increased costs. Arrangements currently in place between the RFB, including Group entities, and other RBS Group entities outside the RFB will need to be reviewed in light of these requirements and the requirement that all such transactions take place on an arm’s-length basis, which may result in increased operational costs for the Bank if it duplicates certain infrastructure that following the implementation are run from outside the RFB or rely on third party providers for the provision of such services or infrastructure.

●
Once the UK ring-fencing regime is implemented, reliance on intragroup exemptions in relation to large exposures and liquidity will not be possible between the RFB (of which the Group will be part) and other RBS Group entities outside the RFB and may result in risk-weighted assets inflation for the Bank and/or the RBS Group. Intragroup distributions (including payments of dividends) between RFB and other RBS Group entities (with the exception of distributions to RBSG) will also be prohibited.
●
From 2026 it will not be possible for the Group or other RFB entities to participate in the same defined benefit pension scheme as entities outside the RFB or their wholly-owned subsidiaries. As a result, it will be necessary to restructure the RBS Group’s defined benefit pension schemes (including The Royal Bank of Scotland Group Pension Fund (the ‘Main scheme’) in which the Bank currently participates). This restructuring will be such that either the RFB or the entities outside the RFB leave the current scheme. The costs of separation may be material and may trigger certain legal and regulatory obligations, including possibly increased contributions. Such restructuring may also result in additional or increased cash contributions in the event the pension trustees determine that the employer covenant has been weakened as a result of such separation. See ‘The Group is subject to pension risks and will be required to make additional contributions as a result of the restructuring of its pension schemes in relation to the implementation of the UK ring-fencing regime. In addition, the Group expects to make additional contributions to cover pension funding deficits as a result of degraded economic conditions and any devaluation in the asset portfolio held by the pension trustee.’
●
The restructuring and planned transfers may also result in accounting consequences for the Bank. Although a number of transfers will be made at book value between fully owned RBS Group entities, certain transfers will be made at fair value which may result in a profit or loss being recognised by the Bank. In addition, transfers of assets that have related hedging arrangements may result in adverse operational, financial or accounting consequences if the transfer is not consistent with the unaffected continuation of such hedging arrangements.
●
In addition, the proposed transfers may have tax costs, or may impact the tax attributes of the Bank.

The steps required to implement the UK ring-fencing regime within the RBS Group (including with respect to the Group) to comply with the relevant rules and regulations are complex and require an extended period of time to plan, execute and implement and entail significant costs and operational, legal and execution risks, which risks may be exacerbated by the RBS Group’s other ongoing restructuring efforts (many of which impact or will impact the Group).

Risk factors continued
External or internal factors including new and developing legal requirements relating to the regulatory framework for the banking industry and the evolving regulatory and economic landscape resulting from the UK’s exit (‘Brexit’) from the European Union (‘EU’) , as well as further political developments or changes to the RBS Group’s current strategy, may require the RBS Group to further restructure its operations (including certain of its operations in the UK and Western Europe) and may in turn require further changes to be made to the RBS Group’s ring-fencing plans (including the planned structure of the RBS Group post implementation).

The completion of ring-fencing will substantially reconfigure the way RBSG holds its businesses and the legal entities within the RBS Group. There is no certainty that the RBS Group and the Group will be able to complete the legal restructuring and migration of customers’ assets and liabilities by the 1 January 2019 deadline or in accordance with future rules and the consequences of non-compliance are currently uncertain. Conducting the Group’s operations in accordance with the new rules may result in additional costs (transitional and recurring) following implementation and impact the RBS Group’s and/or the Group’s profitability. As a result, the implementation of the UK ring-fencing regime could have a material adverse effect on the Group’s reputation, results of operations, financial condition and prospects.

The RBS Group (including the Group) has been, and will remain, in a period of major business transformation and structural change through to at least 2019 as it implements its own transformation programme and seeks to comply with UK ring-fencing and recovery and resolution requirements as well as the Alternative Remedies Package. Additional structural changes to the RBS Group’s operations will also be required as a result of Brexit. These various transformation and restructuring activities are required to occur concurrently, which carries significant execution and operational risks, and the RBS Group may not be a viable, competitive and profitable bank as a result.
Since early 2015, the RBS Group has been implementing a major restructuring and transformation programme, articulated around a strategy focused on the growth of its strategic operations in UK Personal & Business Banking and Commercial & Private Banking and the further restructuring of the NatWest Markets franchise, to focus mainly on UK and Western European corporate and financial institutions.

Part of the focus of this transformation programme is to downsize and simplify the RBS Group and the Group, reduce underlying costs and strengthen its overall capital position. The transformation programme also aims to improve customer experience and employee engagement, update the RBS Group’s and the Group’s operational and technological capabilities, strengthen governance and control frameworks and better position the RBS Group and the Group to operate in compliance with the UK ring-fencing regime by 1 January 2019. Together, these initiatives are referred to as the RBS Group’s ‘transformation programme’.

This transformation programme, including the restructuring of the NatWest Markets franchise, is being completed at the same time as the RBS Group is going through a period of very significant structural reform to implement the requirements of the UK ring-fencing regime and the requirements of the bank recovery and resolution framework. Alongside changes to help make the RBS Group resolvable (specifically, regulatory requirements to ensure operational continuity in resolution), ring-fencing also requires significant changes in how services are delivered between legal entities within the RBS Group. It is complex and entails significant costs and operational, legal and execution risks. See ‘Implementation of the ring-fencing regime in the UK which began in 2015 and must be completed before 1 January 2019 will result in material structural changes to the RBS Group and the Group’s business, including with respect to the perimeter of the Group’s activities and the assets, liabilities and businesses that it holds. The steps required to implement the UK ring-fencing regime are complex and entail significant costs and operational, legal and execution risks, which risks may be exacerbated by the RBS Group’s other ongoing restructuring efforts.’ The RBS Group is concurrently seeking to implement the alternative remedies package announced on 26 July 2017 regarding the business previously described as Williams & Glyn (‘Alternative Remedies Package’). See ‘The cost of implementing the Alternative Remedies Package regarding the business previously described as Williams & Glyn could be more onerous than anticipated and any failure to comply with the terms of the Alternative Remedies Package could result in the imposition of additional measures or limitations on the RBS Group’s and the Group’s operations.’

Due to changes in the macro-economic and political and regulatory environment in which it operates, in particular as a result of Brexit, the RBS Group has been required to reconsider certain aspects of its current restructuring and transformation programme. In anticipation of Brexit the RBS Group has announced that it will be re-purposing the RBS Group’s Dutch subsidiary, The Royal Bank of Scotland N.V. (‘RBS N.V.’) for the NatWest Markets franchise’s European business and further structural changes to RBS Group’s Western European operations may also be required, including in response to proposed changes to the European prudential regulatory framework for banks and investment banks.

These proposals may result in additional prudential or structural requirements being imposed on financial institutions based outside the EU wishing to provide financial services within the EU and may apply to the RBS Group once the UK has formally exited the EU. The ability of the RBS Group to successfully re-purpose and utilise RBS N.V. as the platform for the NatWest Markets franchise’s European business following Brexit is subject to numerous uncertainties, including those relating to Brexit negotiations.

Risk factors continued
See ‘The Group is subject to political risks, including economic, regulatory and political uncertainty arising from the referendum on the UK’s membership of the European Union, which could adversely impact the Group’s business, results of operations, financial condition and prospects.’ One proposal made by the European Commission (‘EC’) would impose a requirement for any bank established outside the EU, which has an asset base within the EU exceeding a certain size and has two or more institutions within the EU, to establish a single intermediate parent undertaking (‘IPU’) in the European Union under which all EU entities within that group will operate. The RBS Group is currently taking steps to plan for how these proposals, if adopted as currently proposed, may impact the RBS Group and its current plans to implement the UK ring-fencing regime (which will come into force on 1 January 2019 ahead of any IPU being required). The impact of these proposals could be material given the expectation that banking entities both inside the ring-fence and outside of it would continue to carry out operations in the EU. This could result in organisational complexity, could require material additional capital requirements and could have adverse tax implications.

The scale and scope of the changes currently being implemented present material operational, people and financial risks to the RBS Group. The RBS Group’s transformation programme and structural reform agenda comprise a large number of concurrent actions and initiatives, any of which could fail to be implemented due to operational or execution issues. Implementation of such actions and initiatives is expected to result in significant costs, which could be materially higher than currently contemplated, including due to material uncertainties and factors outside of the RBS Group’s control. Furthermore it requires the implementation and application of robust governance and controls frameworks and there is no guarantee that the RBS Group will be successful in doing so. The planning and execution of the various restructuring and transformation activities is disruptive and will continue to divert management resources from the conduct of the RBS Group’s and the Group’s operations and development of their business. Any additional restructuring or transformation of the RBS Group’s activities would increase these risks and could result in further material restructuring and transformation costs, jeopardise the delivery and implementation of a number of other significant change projects, impact the RBS Group’s and the Group’s product offering or business model or adversely impact the RBS Group’s or the Group’s ability to deliver its strategy and meet its targets and guidance, each of which could have a material adverse impact on the RBS Group’s or the Group’s results of operations, financial condition and prospects.

There can be no certainty that the RBS Group will be able to successfully complete its transformation programme and programmes for mandatory structural reform, nor that the restructured RBS Group will be a viable, competitive or profitable banking business.

The Group is subject to political risks, including economic, regulatory and political uncertainty arising from the referendum on the UK’s membership of the European Union, which could adversely impact the Group’s business, results of operations, financial condition and prospects.
In a referendum held in the UK on 23 June 2016 (the ‘EU Referendum’), a majority voted for the UK to leave the EU. On 29 March 2017 the UK Government triggered the exit process contemplated under Article 50 of the Treaty on European Union. This provides for a maximum two year period of negotiation to determine the terms of Brexit and set the framework for the UK’s new relationship with the EU. After this period its EU membership and all associated treaties will cease to apply, unless some form of transitional agreement encompassing those associated treaties is agreed or there is unanimous agreement by the European Council with the UK to extend the negotiation period defined under Article 50.

There is no certainty that negotiations relating to the terms of the UK’s relationship with the EU will be completed within the two-year period designated by Article 50. Such negotiations may well extend beyond 29 March 2019, into any transitional period, the terms and duration of which are currently uncertain. Furthermore, the government has introduced the European Union (Withdrawal) Bill (the ‘Withdrawal Bill’) to the UK parliament, which aims to repeal the European Communities Act of 1972 and to transpose EU law relevant to the UK into national law upon the UK’s exit from the EU. However, the precise terms of the Withdrawal Bill, if enacted by the UK parliament, are uncertain and it remains unclear how the Withdrawal Bill will impact the legal and regulatory landscape in the UK after it becomes effective. In addition, it is possible (although of low likelihood) that a disorderly termination of the Article 50 process could occur, resulting in the UK leaving the EU before 29 March 2019. The consequences of such an early termination of the Article 50 process are uncertain and adverse impacts could crystallise rapidly should this occur.

This prevailing uncertainty relates to the timing of Brexit, as well as to the negotiation and form of the UK’s relationships with the EU, with other multilateral organisations and with individual countries at the time of exit and beyond. The timing of, and process for, such negotiations and the resulting terms of the UK’s future economic, trading and legal relationships with both the EU and other counterparties could impact the RBS Group’s and the Group’s financial condition, results of operations and prospects. The direct and indirect effects of Brexit are expected to affect many aspects of the RBS Group’s and the Group’s business and operating environment, including as described elsewhere in these risk factors, and may be material.

The longer term effects of Brexit on the RBS Group’s and the Group’s operating environment are difficult to predict, and subject to wider global macro-economic trends and events, but may significantly impact the RBS Group and the Group and their customers and counterparties who are themselves dependent on trading with the EU or personnel from the EU and may result in periodic financial volatility and slower economic growth, in the UK in particular, but also in Republic of Ireland, Europe and potentially the global economy.

Risk factors continued
Until the bilateral and multilateral trading and economic relationships between the UK, the EU, members of the World Trade Organisation and other key trading partners are agreed, implemented and settled, the longer-term effects of this uncertainty are likely to endure and their severity increase in the absence of such agreements.

There is related uncertainty as to the respective legal and regulatory arrangements under which the RBS Group and its subsidiaries (including the Group) will operate when the UK is no longer a member of the EU. The RBS Group and its counterparties may no longer be able to rely on the EU passporting framework for financial services and could be required to apply for authorisation in multiple jurisdictions in the EU.

The cost and timing of that authorisation process is uncertain. The RBS Group has already announced plans to re-purpose its Dutch banking subsidiary, RBS N.V., to conduct the NatWest Markets franchise’s European business and further changes to the RBS Group’s business operations may be required. The RBS Group is also monitoring proposed amendments to the prudential framework for non-EU banks operating within in the EU. These and any other restructuring or commercial actions as well as new or amended rules, could have a significant impact on the RBS Group’s operations and/or legal entity structure, including attendant restructuring costs, capital requirements and tax implications and as a result adversely impact the RBS Group’s and the Group’s profitability, business model and product offering. These impacts would potentially be greater in the event of a disorderly termination of the Article 50 process and early Brexit. See ‘The RBS Group (including the Group) has been, and will remain, in a period of major business transformation and structural change through to at least 2019 as it implements its own transformation programme and seeks to comply with UK ring-fencing and recovery and resolution requirements as well as the Alternative Remedies Package. Additional structural changes to the RBS Group’s operations will also be required as a result of Brexit. These various transformation and restructuring activities are required to occur concurrently, which carries significant execution and operational risks, and the RBS Group may not be a viable, competitive and profitable bank as a result.’

The RBS Group and the Group face additional political uncertainty as to how the Scottish parliamentary process may impact the negotiations relating to Brexit.

RBSG is headquartered and incorporated in Scotland. Any changes to Scotland’s relationship with the UK or the EU (as an indirect result of Brexit or other developments) would impact the environment in which the RBS Group and its subsidiaries (including the Group) operate, and may require further changes to be made to the RBS Group’s or the Group’s structure, independently or in conjunction with other mandatory or strategic structural and organisational changes and as a result could adversely impact the RBS Group and the Group.
The Group is currently subject to increased political risks as a result of the UK Government’s majority ownership stake in RBSG.

The UK Government in its November 2017 Autumn Budget indicated its intention to recommence the process for the privatisation of RBSG before the end of 2018-2019, although there can be no certainty as to the commencement of any sell-downs or the timing or extent thereof. See ‘HM Treasury (or UKFI on its behalf) may be able to exercise a significant degree of influence over the RBS Group, including indirectly on the Group, and any further offer or sale of its interests may affect the price of securities issued by the RBS Group.’ Were there to be a change of UK government as a result of a general election, the Group may face new risks as a result of a change in government policy. In its 2017 manifesto, for example, the Labour Party announced its intention to launch a consultation on breaking up the RBS Group to create new local public banks, a move that could impact the Group.

In addition to the political risks described above, the RBS Group and the Group remain exposed to risks arising out of geopolitical events, such as the imposition of trade barriers, the implementation of exchange controls and other measures taken by sovereign governments that can hinder economic or financial activity levels. Furthermore, unfavourable domestic or international political, military or diplomatic events, armed conflict, pandemics and terrorist acts and threats, and the response to them by the UK and other governments could also adversely affect levels of economic activity and have an adverse effect upon the RBS Group’s and the Group’s business, financial condition and results of operations.

The RBS Group and the Group are subject to a number of legal, regulatory and governmental actions and investigations. Unfavourable outcomes in such actions and investigations, could have a material adverse effect on the Group’s operations, operating results, reputation, financial position and future prospects.

The RBS Group’s and the Group’s operations remain diverse and complex and they operate in legal and regulatory environments that expose them to potentially significant legal and regulatory actions, including litigation claims and proceedings and civil and criminal regulatory and governmental investigations, and other regulatory risk. The RBS Group and the Group have settled a number of legal and regulatory actions over the past several years but the RBS Group and the Group continue to be, and may in the future be, involved in a number of legal and regulatory actions in the US, the UK, Europe and other jurisdictions.

The legal and regulatory actions specifically referred to below are, in the RBS Group’s view, the most significant legal and regulatory actions to which the RBS Group, including the Group, are currently exposed.

Risk factors continued
However, the RBS Group, including the Group are also subject to a number of additional claims, proceedings and investigations, the adverse resolution of which may also have a material adverse impact on the Group and which include ongoing reviews, investigations and proceedings (both formal and informal) by governmental law enforcement and other agencies and litigation proceedings (including class action litigation), relating to, among other matters, the offering of securities, including residential mortgage-backed securities (RMBS), conduct in the foreign exchange market, the setting of benchmark rates such as LIBOR and related derivatives trading, the issuance, underwriting, and sales and trading of fixed-income securities (including government securities), product mis-selling, customer mistreatment, anti-money laundering, sanctions, antitrust and various other compliance issues. See ‘Litigation, investigations and reviews’ of note 30 on the consolidated accounts on pages 159 to 170 for details for these matters. The RBS Group and the Group continue to cooperate with governmental and regulatory authorities in relation to ongoing informal and formal inquiries or investigations regarding these and other matters. Legal and regulatory actions are subject to many uncertainties, and their outcomes, including the timing, amount of fines or settlements or the form of any settlements, which may be material, are often difficult to predict, particularly in the early stages of a case or investigation. It is expected that the RBS Group, including the Group will continue to have a material exposure to legal and regulatory actions relating to legacy issues in the medium term.

RMBS
In the US, ongoing matters include certain matters relating to legacy RMBS activities including investigations by the U.S. Department of Justice (DOJ) and several state attorneys general and various civil claims. A further provision of $333 million (£258 million) was recorded by the Group in Q4 2017 in relation to the Group’s various RMBS investigations and litigation matters, taking the charge for the year to $774 million (£600 million). The aggregate provision at 31 December 2017 was $2.3 billion (£1.7 billion). The provision at 31 December 2017 has been transferred to disposal groups.

The duration and outcome of the DOJ’s investigations and other RMBS matters remain uncertain, including in respect of whether settlements for all or any such matters may be reached and any timing thereof. Further substantial provisions and costs may be recognised.

Global Restructuring Group
As announced on 8 November 2016, the RBS Group has taken steps, including automatic refunds of certain complex fees and a complaints process, overseen by an independent third party for small and medium entity (SME) customers in the UK and the Republic of Ireland that were in its Global Restructuring Group (GRG) between 2008 and 2013. This complaints review process and the automatic refund of complex fees was developed with the involvement of the Financial Conduct Authority (FCA). The RBS Group booked a provision of £400 million in Q4 2016, based on its estimates of the costs associated with the complaints review process and the automatic refund of complex fees for SME customers in GRG. On 23 October 2017, the FCA published an interim report incorporating a summary of the Skilled Person’s report which stated that, further to the general investigation announced in November 2016, the FCA had decided to carry out a more focused investigation.

The FCA published its final summary of the Skilled Person’s report on 28 November 2017. The UK House of Commons Treasury Select Committee, seeking to rely on Parliamentary powers, published the full version of the Skilled Person’s report on 20 February 2018. The FCA investigation is ongoing and fines or additional redress commitments may be accepted by or imposed upon the RBS Group as a result of this or any subsequent investigation or enquiry, notwithstanding the steps the RBS Group has already taken.

Payment protection insurance
To date, the Group has booked provisions of £3.0 billion with respect to payment protection insurance (PPI), including an additional provision of £107 million in 2017. Of the £3.0 billion cumulative provision, £2.4 billion had been utilised by 31 December 2017. In August 2017, the FCA’s new rules and guidance on PPI complaints handling (Policy Statement (17/3)) came into force.. The Policy Statement introduced new so called ‘Plevin’ rules, under which customers may be eligible for redress if the bank earned a high level of commission from the sale of PPI, but did not disclose this detail at the point of sale. The Policy Statement also introduced a two year PPI deadline, due to expire in August 2019, before which new PPI complaints must be made. The RBS Group is implementing the Policy Statement. The number of claims received and the cost of the redress of such claims may materially exceed the RBS Group’s estimates and may entail additional material provisions and reputational harm.

Settlements, resolutions and outcomes in relation to ongoing legal or regulatory actions may result in material financial fines or penalties, non-monetary penalties, restrictions upon or revocation of regulatory permissions and licences and other collateral consequences and may prejudice both contractual and legal rights otherwise available to the Group. The costs of resolving these legal and regulatory actions could individually or in aggregate prove to be substantial and monetary penalties and other outcomes could be materially in excess of provisions, if any, made by the Group. New provisions or increases in existing provisions relating to existing or future legal or regulatory actions may be substantial and may have a material adverse effect on the Group’s financial condition and results of operations as well as its reputation.

Risk factors continued
The outcome of on-going claims against the RBS Group and the Group may give rise to additional legal claims being asserted against the Group. Adverse outcomes or resolution of current or future legal or regulatory actions could result in restrictions or limitations on the Group’s operations, adversely impact the implementation of the RBS Group’s current transformation programme as well as the Group’s capital position and its ability to meet regulatory capital adequacy requirements. The remediation programmes or commitments which the RBS Group and the Group have agreed to in connection with past settlements or investigations, could require significant financial costs and personnel investment for the Group and may result in changes in its operations or product offerings, and failure to comply with undertakings made by the Group to its regulators may result in additional measures or penalties being taken against the Group.

The Group’s ability to meet the targets and expectations which accompany the RBS Group’s transformation programme, including with respect to its cost reduction programme and its return to profitability and the timing thereof, are subject to various internal and external risks and are based on a number of key assumptions and judgments any of which may prove to be inaccurate.
As part of the RBS Group’s transformation programme, a number of financial, capital, operational and diversity targets and expectations have been set by management for the RBS Group and the Group, both for the short term and throughout the transformation and restructuring period. These include (but are not limited to) expectations relating to the RBS Group’s and the Group’s return to profitability and the timing thereof, one-off costs incurred in connection with material litigation and conduct matters and the timing thereof, expected growth rates in income, customer loans and advances and volumes and underlying drivers and trends, cost:income ratio targets, expectations with respect to reductions in operating costs, including remediation costs, expectations relating to restructuring or transformation costs and charges as well as impairment charges, disposal losses, CET1 ratio targets and expectations regarding funding plans and requirements, expectations with respect to reductions in risk-weighted assets and the timing thereof, expectations with respect to employees engagement and diversity targets.

The successful implementation of the RBS Group’s transformation programme and the RBS Group’s and the Group’s ability to meet associated targets and expectations, are subject to various internal and external factors and risks, including those described in this risk factor, the other risk factors included in this section and the disclosure included in the rest of this document. These include, but are not limited to, market, regulatory, economic and political uncertainties, developments relating to litigation, governmental actions and investigations and regulatory matters, operational risks, risks relating to the RBS Group’s and the Group’s business models and strategies and delays or difficulties in implementing its transformation programme, including the restructuring and funding of the NatWest Markets franchise, the implementation of the UK ring-fencing regime and compliance with the RBS Group’s Alternative Remedies Package obligations. A number of factors may also impact the RBS Group’s ability to maintain its current CET1 ratio target at 13% throughout the restructuring period, including conduct related costs, pension or legacy charges, accounting impairments, including as a result of the implementation of the IASB’s new accounting standard for financial instruments (‘IFRS 9’), or limited organic capital generation through profits. In addition, the run-down of risk-weighted assets may be accompanied by the recognition of disposal losses which may be higher than anticipated, including due to a degraded economic environment.

The RBS Group’s and the Group’s ability to meet cost:income ratio targets and the planned reductions in annual underlying costs (excluding restructuring and conduct-related charges) may also be impacted and the focus on meeting cost reduction targets may result in limited investment in other areas which could affect the RBS Group’s or the Group’s long-term product offering or competitive position.

More generally, the targets and expectations which accompany the RBS Group’s transformation programme are based on management plans, projections and models and are subject to a number of key assumptions and judgments any of which may prove to be inaccurate. Among others, the targets and expectations set as part of the RBS Group’s transformation programme assume that the RBS Group and the Group will be successful in implementing their business models and strategies, in executing the transformation programme and reducing the complexity of their businesses and infrastructure at the same time that they will be implementing significant structural changes to comply with the regulatory environment and that they will implement and maintain robust control environments and effective cultures, including with respect to risk management.

In addition, the plans to deliver a UK ring-fencing compliant structure across franchises and functions may impact the RBS Group’s concurrent transformation programme which could result in delays to the transformation programme portfolio deliveries at the Group level which in turn could result in the Group receiving delayed benefits therefrom. See ‘The RBS Group (including the Group) has been, and will remain, in a period of major business transformation and structural change through to at least 2019 as it implements its own transformation programme and seeks to comply with UK ring-fencing and recovery and resolution requirements as well as the Alternative Remedies Package. Additional structural changes to the RBS Group’s operations will also be required as a result of Brexit. These various transformation and restructuring activities are required to occur concurrently, which carries significant execution and operational risks, and the RBS Group may not be a viable, competitive and profitable bank as a result.’

As a result, there can be no certainty that the implementation of the RBS Group’s transformation programme will prove to be a successful strategy, that the RBS Group or the Group will meet its targets and expectations during the restructuring period or that the restructured RBS Group (including the Group) will be a viable, competitive or profitable banking business.

Risk factors continued
Operational risks are inherent in the Group’s businesses and these risks are heightened as the RBS Group implements its transformation programme, including significant cost reductions, the UK ring-fencing regime and implementation of the Alternative Remedies Package against the backdrop of legal and regulatory changes.
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events, including legal risks. The Group has complex and diverse operations and operational risks or losses can result from a number of internal or external factors, including:
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internal and external fraud and theft from the RBS Group or the Group, including cybercrime;
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compromise of the confidentiality, integrity, or availability of the RBS Group’s or the Group’s data, systems and services;
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failure to identify or maintain the RBS Group’s or the Group’s key data within the limits of their agreed risk appetite;
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failure to provide adequate data, or the inability to correctly interpret poor quality data;
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failure of the RBS Group’s or the Group’s technology services due to loss of data, systems or data centre failure as a result of the Group’s actions or actions outside the Group’s control, or failure by third parties to restore services;
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failure to appropriately or accurately manage the RBS Group’s or the Group’s operations, transactions or security;
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incorrect specification of models used by the RBS Group or the Group or implementing or using such models incorrectly;
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failure to effectively execute or deliver the transformation programme;
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failure to attract, retain or engage staff;
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insufficient resources to deliver change and business-as-usual activity;
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decreasing employee engagement or failure by the RBS Group or the Group to embed new ways of working and values; or
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incomplete, inaccurate or untimely statutory, regulatory or management reporting.

Operational risks for the Group are and will continue to be heightened as a result of the number of initiatives being concurrently implemented by the Group, in particular the implementation of the RBS Group’s transformation programme, its cost-reduction programme, the implementation of the UK ring-fencing regime and implementation of the Alternative Remedies Package. Individually, these initiatives carry significant execution and delivery risk and such risks are heightened as their implementation is often highly correlated and dependent on the successful implementation of interdependent initiatives.

These initiatives are being delivered against the backdrop of ongoing cost challenges and increasing legal and regulatory uncertainty and will put significant pressure on the Group’s ability to maintain effective internal controls and governance frameworks. Although the Group has implemented risk controls and loss mitigation actions and significant resources and planning have been devoted to mitigate operational risk, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by the Group. Ineffective management of such risks could have a material adverse effect on the Group’s business, financial condition and results of operations.

The Group’s operations are highly dependent on its and the RBS Group’s IT systems. A failure of its or the RBS Group’s IT systems, including as a result of the lack of or untimely investments, could adversely affect its operations, competitive position and investor and customer confidence and expose the RBS Group or the Group to regulatory sanctions.
The RBS Group’s and the Group’s operations are dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations where it does business. The proper functioning of the RBS Group’s and the Group’s payment systems, financial and sanctions controls, risk management, credit analysis and reporting, accounting, customer service and other IT systems, as well as the communication networks between its branches and main data processing centres, are critical to the RBS Group’s and the Group’s operations.

The vulnerabilities of the RBS Group’s and the Group’s IT systems are in part due to their complexity, which is attributable to overlapping multiple dated systems that result from the RBS Group’s historical acquisitions and insufficient investment prior to 2013 to keep the IT applications and infrastructure up-to-date. Within a complex IT estate, the risk of disruption due to end-of-life hardware and software may create challenges in recovering from system breakdowns. In 2017, the Group made progress to remediate or replace out of date systems, reducing the overall risk of disruption. However, some risk remains, and will require continued focus and investment on an on-going basis to limit any IT failures which may adversely affect the RBS Group’s or the Group’s relationship with their customers and their reputation, and which may also lead to regulatory investigations and redress.

The RBS Group’s and the Group’s regulators in the UK, continue to actively monitor progress being made by banks in the UK to modernise, manage and secure their IT infrastructure and environment, in order to prevent future failures affecting customers. Any critical system failure, any prolonged loss of service availability or any material breach of data security could cause serious damage to the RBS Group’s or the Group’s ability to provide service to their customers, which could result in significant compensation costs or fines resulting from regulatory investigations and could breach regulations under which the RBS Group and the Group operate.

In particular, failures or breaches resulting in the loss or publication of confidential customer data could cause long-term damage to the RBS Group’s and/or the Group’s reputation, business and brands, which could undermine its ability to attract and keep customers.

Risk factors continued
The RBS Group is currently implementing a number of complex change initiatives, including its transformation programme, the UK ring-fencing regime and the restructuring of the NatWest Markets franchise. A failure to safely and timely implement one or several of these initiatives could lead to disruptions of the RBS Group’s or the Group’s IT infrastructure or loss or publication of confidential customer data and in turn could cause long-term damage to the RBS Group’s and the Group’s reputation, brands, results of operations and financial position. In addition, recent or future regulatory changes, such as the EU General Data Protection Regulation and the Competition and Marketing Authority’s (CMA’s) Open Banking standard, increase the risks relating to the RBS Group’s and the Group’s ability to comply with rules that impact its IT infrastructure. Any non-compliance with such regulations could result in regulatory proceedings or the imposition of fines or penalties and consequently could have a material adverse effect on the RBS Group’s and the Group’s business, reputation, financial condition and future prospects.

The RBS Group has made, and will continue to make, considerable investments in its (including the Group’s) IT systems and technology to further simplify, upgrade and improve its capabilities to make them more cost-effective and improve controls, procedures, strengthen cyber security defences, enhance the digital services provided to bank customers and improve the RBS Group’s and the Group’s competitive position, which is designed to reduce the potential for system failures which adversely affect their relationship with their customers and reputation, which may lead to regulatory investigations and redress. However, the RBS Group’s current focus on cost-saving measures, as part of its transformation programme, may impact the resources available to implement further improvements to the RBS Group’s and the Group’s IT infrastructure and technology or limit the resources available for investments in technological developments and/or innovation. Should such investment and rationalisation initiatives fail to achieve the expected results, or prove to be insufficient, it could have a material adverse impact on the Group’s operations, its ability to retain or grow its customer business or its competitive position and could negatively impact the Group’s financial position.

The RBS Group and the Group are exposed to cyberattacks and a failure to prevent or defend against such attacks and provide, as appropriate, notification of them, could have a material adverse effect on the Group’s operations, results of operations or reputation.
The RBS Group and the Group are subject to regular cybersecurity attacks and related threats, which have targeted financial institutions, corporates, governments and other institutions across all industries. The RBS Group and the Group are increasingly reliant on technology which is vulnerable to attacks and these attacks continue to increase in frequency, sophistication and severity and could have a material adverse effect on the Group’s operations, customers and reputation. The RBS Group and the Group rely on the effectiveness of their internal policies, controls, procedures and capabilities to protect the confidentiality, integrity and availability of information held on their computer systems, networks and devices, and also on the computer systems, networks and devices of third parties with whom the RBS Group and the Group interact. In connection with the implementation of the UK ring-fencing regime, certain systems, networks or devices may be migrated from RBS plc to the Bank, which may cause disruption or impact the effectiveness of such systems, networks or devices.

The RBS Group and the Group take appropriate measures to prevent, detect and minimise attacks that could disrupt the delivery of critical business processes to their customers. Because financial institutions such as the Group operate with complex legacy infrastructure, they may be even more susceptible to attack due to the increased number of potential entry points and weaknesses.

In addition, the increasing sophistication of cyber criminals may increase the risk of a security breach of the RBS Group’ and the Group’s systems and as security threats continue to evolve the RBS Group and the Group may be required to invest additional resources to modify the security of their systems, which could have a material adverse effect on the RBS Group’s and the Group’s results of operations.

Failure to protect the RBS Group’s and the Group’s operations from cyberattacks or to continuously review and update current processes and controls in response to new or existing threats could result in the loss of customer data or other sensitive information as well as instances of denial of service for the Group’s customers and staff. The RBS Group’s and the Group’s systems, and those of third parties suppliers, are often subject to cyberattacks which have to date been immaterial to the RBS Group’s and the Group’s operations. In 2017, the RBS Group experienced 11 distributed denial of service (DDOS) attacks against customer-facing websites, one of which caused minimal customer impacts for a short period of time. This represents a decrease from 26 attacks against the RBS Group in 2016, but a recent surge of activity in the fourth quarter of 2017 points towards an increasing trend of such attacks into 2018. The Group’s DDOS mitigation controls have recently been strengthened and will continue to be strengthened further in 2018. However, there can be no assurance that those and the RBS Group’s and the Group’s other strategies to defend against cyberattacks, including future DDOS attacks, will be successful and avoid the potential adverse effects of cyberattacks on the RBS Group or the Group.

Risk factors continued
The Bank of England, the FCA and HM Treasury in the UK and regulators in the US and in Europe continue to recognise cybersecurity as a systemic risk to the financial sector and have highlighted the need for financial institutions to improve resilience to cyberattacks and provide timely notification of them, as appropriate. The RBS Group expects greater regulatory engagement, supervision and enforcement on cybersecurity in the future. The RBS Group and the Group continue to participate in initiatives led by the Bank of England and other regulators designed to share best practice and to test how major firms respond to significant cyberattacks. The outputs of this collaboration along with other regulatory and industry-led initiatives are continually incorporated into the RBS Group’s and the Group’s on-going IT priorities and improvement measures. However, the Group continues to expect that it and the RBS Group will be targeted regularly in the future but there can be no certainty that the RBS Group or the Group will not be materially impacted by a future attack.

Any failure in the RBS Group’s or the Group’s cybersecurity policies, procedures or controls, could lead to the Group suffering financial losses, reputational damage, a loss of customers, additional costs (including costs of notification of consumers, credit monitoring or card reissuance) regulatory investigations or sanctions being imposed and could have a material adverse effect on the Group’s results of operations, financial condition or future prospects.

The Group’s business and results of operations may be adversely affected by increasing competitive pressures and technology disruption in the markets in which it operates.
The markets for UK financial services, and the other markets within which the Group operates, are very competitive, and management expects such competition to continue or intensify in response to customer behaviour, technological changes (including the growth of digital banking), competitor behaviour, new entrants to the market (including non-traditional financial services providers such as large retail or technology conglomerates), new lending models (such as peer-to-peer lending), industry trends resulting in increased disaggregation or unbundling of financial services or conversely the re-intermediation of traditional banking services, and the impact of regulatory actions and other factors.

In particular, developments in the financial sector resulting from new banking, lending and payment solutions offered by rapidly evolving incumbents, challengers and new entrants, in particular with respect to payment services and products, and the introduction of disruptive technology may impede the Group’s ability to grow or retain its market share and impact its revenues and profitability, particularly in its key UK retail banking segment. These trends may be catalysed by various regulatory and competition policy interventions, particularly as a result of the Open Banking initiative and other remedies imposed by the CMA which are designed to further promote competition within retail banking.

Increasingly many of the products and services offered by the Group are, and will become, technology intensive and the Group’s ability to develop such services has become increasingly important to retaining and growing the Group’s customer business in the UK.

There can be no certainty that the Group’s investment in its IT capability intended to address the material increase in customer use of online and mobile technology for banking will be successful or that it will allow the Group to continue to grow such services in the future. Certain of the Group’s current or future competitors may have more efficient operations, including better IT systems allowing them to implement innovative technologies for delivering services to their customers. Furthermore, the Group’s competitors may be better able to attract and retain customers and key employees and may have access to lower cost funding and/or be able to attract deposits on more favourable terms than the Group.

Although the Group invests in new technologies and participates in industry and research led initiatives aimed at developing new technologies, such investments may be insufficient, especially given the RBS Group’s focus on its cost savings targets, which may limit additional investment in areas such as financial innovation and therefore could affect the Group’s offering of innovative products and its competitive position.

The Group may also fail to identify future opportunities or derive benefits from disruptive technologies in the context of rapid technological innovation, changing customer behaviour and growing regulatory demands, including the UK initiative on Open Banking (PSD2), resulting in increased competition from both traditional banking businesses as well as new providers of financial services, including technology companies with strong brand recognition, that may be able to develop financial services at a lower cost base. If the Group is unable to offer competitive, attractive and innovative products that are also profitable, it will lose market share, incur losses on some or all of its activities and lose opportunities for growth.

For example, companies in the financial services industry are increasingly using artificial intelligence and/or automated processes to enhance their output and performance. As part of this broader trend, the RBS Group is in the early stages of automating certain of its solutions and interactions within its customer-facing businesses. Such developments may result in unintended consequences or conduct risk for the RBS Group and the Group if such new processes, including the algorithms used, are not carefully tested and integrated into the RBS Group and the Group’s current solutions. In addition to such reputational risks, the development of automated solutions will require investment in technology and will likely result in increased costs for the RBS Group and the Group.

In addition, recent and future disposals and restructurings relating to the implementation of non-customer facing elements of the RBS Group’s transformation programme and the UK ring-fencing regime, or required by the Group’s regulators, as well as constraints imposed on the Group’s ability to compensate its employees at the same level as its competitors, may also have an impact on its ability to compete effectively. Intensified competition from incumbents, challengers and new entrants in the Group’s core markets could lead to
Risk factors continued
greater pressure on the Group to maintain returns and may lead to unsustainable growth decisions. These and other changes in the Group’s competitive environment could have a material adverse effect on the Group’s business, margins, profitability, financial condition and prospects.

The Group is subject to pension risks and will be required to make additional contributions as a result of the restructuring of its pension schemes in relation to the implementation of the UK ring-fencing regime. In addition, the Group expects to make additional contributions to cover pension funding deficits as a result of degraded economic conditions and any devaluation in the asset portfolio held by the pension trustee.
RBS plc and its subsidiaries maintain a number of defined benefit pension schemes for certain former and current employees. The UK ring-fencing regime will require significant changes to the structure of the RBS Group’s existing defined benefit pension schemes because, from 2026 it will not be possible for the Group or any other entities inside the RFB to participate in the same defined benefit pension scheme as entities outside the RFB or their wholly-owned subsidiaries. As a result, RFB cannot be liable for debts to pension schemes that might arise as a result of the failure of an entity that is not an RFB or wholly owned subsidiary thereof after 1 January 2026.

The restructuring of the RBS Group and its defined benefit pension scheme to implement the UK ring-fencing regime could also affect assessments of the RBS Group’s pension scheme deficits or result in the pension scheme trustees considering that the employer covenant has been weakened and result in further additional material contributions being required.

The RBS Group is developing a strategy to meet these requirements. This will require the agreement of the pension scheme trustee. The RBS Group’s intention is for the Main scheme to be supported by the Bank. Discussions with the pension scheme trustee are ongoing and will be influenced by the RBS Group’s overall ring-fence strategy and its pension funding and investment strategies.

If agreement is not reached with the pension trustee, alternative options less favourable to the RBS Group or the Group may need to be developed to meet the requirements of the pension regulations. The costs associated with the restructuring of the RBS Group’s existing defined benefit pension schemes could be material and could result in higher levels of additional contributions than those described above and currently agreed with the pension trustee which could have a material adverse effect on the Group’s results of operations, financial position and prospects.

Pension risk also includes the risk that the assets of the RBS Group’s various defined benefit pension schemes do not fully match the timing and amount of the schemes’ liabilities, as a result of which the RBS Group and/or RBS plc and subsidiaries are required or chooses to make additional contributions to address deficits that may emerge. Risk arises from the schemes because the value of the asset portfolios may be less than expected, or may have reduced in value relative to the pension liabilities it supports, and because there may be greater than expected increases in the estimated value of the schemes’ liabilities and additional future contributions to the schemes may be required. Pension regulations may also change in a manner adverse to the RBS Group and RBS plc.

The value of pension scheme liabilities varies with changes to long-term interest rates (including prolonged periods of low interest rates as is currently the case), inflation, monetary policy, pensionable salaries and the longevity of scheme members, as well as changes in applicable legislation.

Given economic and financial market difficulties and volatility, the low interest rate environment and the risk that such conditions may occur again over the near and medium term, some of the RBS Group’s pension schemes have experienced increased pension deficits.

The last triennial valuation of the Main scheme, had an effective date of 31 December 2015. This valuation was concluded with the acceleration of the nominal value of all committed contributions in respect of past service (£4.2 billion), which was paid in the first quarter of 2016.

The next triennial period valuation will take place in the fourth quarter of 2018 and the Main scheme pension trustee agreed that it would not seek a new valuation prior to that date, except where a material change arises. The 2018 triennial valuation is expected to result in a significant increase in the regular annual contributions in respect of the ongoing accrual of benefits. Notwithstanding the 2016 accelerated payment and any additional contributions that may be required beforehand as a result of a material change, the RBS Group expects to have to agree to additional contributions, over and above the existing committed past service contributions, as a result of the next triennial valuation. Under current legislation, such agreement would need to be reached no later than the first quarter of 2020. The cost of such additional contributions could be material and any additional contributions that are committed to the Main scheme following new actuarial valuations would trigger the recognition of a significant additional liability on the Bank’s balance sheet and/or an increase in any pension surplus derecognised, which in turn could have a material adverse effect on the Group’s results of operations, financial position and prospects.

Risk factors continued
Pension risk and changes to the RBS Group’s funding of its pension schemes may have a significant impact on the RBS Group’s and/or the Group’s regulatory capital position or the RBS Group’s capital plan.
The RBS Group’s capital position is influenced by pension risk in several respects: Pillar 1 capital is impacted by the requirement that net pension assets are deducted from capital and that actuarial gains/losses impact reserves and, by extension, CET1 capital; Pillar 2A requirements result in the RBS Group being required to carry a capital add-on to absorb stress on the pension fund; and finally, the risk of additional contributions to the RBS Group’s pension fund and investment risk associated with the pension fund is taken into account in the RBS Group’s capital plan and include additions to the RBS Group’s capital management buffer to cater for certain pension related stress scenarios.

Changes to the RBS Group’s capital position or capital requirements relating to pension risks, are then reflected in the capital which the Group is required to hold, in line with the RBS Group’s capital strategy which requires Group entities, including the Group, to maintain adequate capital at all times.

In addition, an increase in the pension risk to which the Group is exposed may result in increased regulatory capital requirements applicable to the Group.

The RBS Group believes that the accelerated payment to the RBS Group’s Main scheme pension fund made in the first quarter of 2016 improved the RBS Group’s and the Group’s capital planning and resilience through the period to 2019 and provided the Main scheme pension trustee with more flexibility over its investment strategy. This payment has resulted in a reduction in prevailing Pillar 2A add-on. However, subsequent contributions required in connection with the 2018 triennial valuation, or otherwise, may adversely impact the RBS Group’s and the Group’s capital position.

As the RBS Group is unable to recognise any accounting surplus due to constraints under IFRIC14, any contributions made which increase the accounting surplus, or contributions committed to which would increase the accounting surplus when paid, would have a corresponding negative impact on the RBS Group’s capital position.

As a result, if any of these assumptions prove inaccurate, or if the Group does not hold adequate capital in its management buffer to cover market risk in the pension fund in a stressed scenario, the RBS Group’s capital position may significantly deteriorate and fall below the minimum capital requirements applicable to the RBS Group or RBS Group entities (including the Bank), and in turn result in increased regulatory supervision or sanctions, restrictions on discretionary distributions or loss of investor confidence, which could individually or in aggregate have a material adverse effect on the RBS Group’s and the Group’s results of operations, financial prospects or reputation.

The impact of the Group’s pension obligations on its results and operations are also dependent on the regulatory environment in which it operates. There is a risk that changes in prudential regulation, pension regulation and accounting standards, or a lack of coordination between such sets of rules, may make it more challenging for the RBS Group to manage its pension obligations resulting in an adverse impact on the RBS Group’s CET1 capital.

The Group’s businesses and performance can be negatively affected by actual or perceived economic conditions in the UK and globally and other global risks, including risks arising out of geopolitical events and political developments and the Group will be increasingly impacted by developments in the UK as its operations become increasingly concentrated in the UK.
Actual or perceived difficult global economic conditions can create challenging economic and market conditions and a difficult operating environment for the Group’s businesses and its customers and counterparties. The Group’s primary business focus is the UK and the ROI and, as part of its revised strategy, the RBS Group has been refocusing its business in the UK, the ROI and Western Europe. Accordingly the Group and the RBS Group are materially exposed to the economic conditions of the British economy as well as the Eurozone. In particular, the longer term effects of Brexit are difficult to predict and are subject to wider global macro-economic trends, but may include periods of financial market volatility and slower economic growth, in the UK in particular, but also in the ROI, Europe and the global economy, at least in the short to medium term.

See ‘The Group is subject to political risks, including economic, regulatory and political uncertainty arising from the referendum on the UK’s membership of the European Union, which could adversely impact the Group’s business, results of operations, financial condition and prospects.’ and ‘The RBS Group (including the Group) has been, and will remain, in a period of major business transformation and structural change through to at least 2019 as it implements its own transformation programme and seeks to comply with UK ring-fencing and recovery and resolution requirements as well as the Alternative Remedies Package. Additional structural changes to the RBS Group’s operations will also be required as a result of Brexit. These various transformation and restructuring activities are required to occur concurrently, which carries significant execution and operational risks, and the RBS Group may not be a viable, competitive and profitable bank as a result.’

Risk factors continued
The outlook for the global economy over the medium-term remains uncertain due to a number of factors including: political instability, an extended period of low inflation and low interest rates, although monetary policy has begun the process of normalisation in some countries. The normalisation of monetary policy in the USA may affect some emerging market economies which may raise their domestic interest rates in order to avoid capital outflows, with negative effects on growth and trade. Such conditions could be worsened by a number of factors including political uncertainty or macro-economic deterioration in the Eurozone or the US, increased instability in the global financial system and concerns relating to further financial shocks or contagion, volatility in the value of the pound sterling, new or extended economic sanctions, volatility in commodity prices or concerns regarding sovereign debt. In particular, concerns relating to emerging markets, including lower economic growth or recession, concerns relating to the Chinese economy and financial markets, reduced global trade in emerging market economies to which the Group is exposed or increased financing needs as existing debt matures, may give rise to further instability and financial market volatility.

Any of the above developments could impact the Group directly by resulting in credit losses and indirectly by further impacting global economic growth and financial markets.

Developments relating to current economic conditions, including those discussed above, could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects. Any such developments may also adversely impact the financial position of the Group’s pension schemes, which may result in the Group being required to make additional contributions. See ‘The Group is subject to pension risks and will be required to make additional contributions as a result of the restructuring of its pension schemes in relation to the implementation of the UK ring-fencing regime. In addition, the Group expects to make additional contributions to cover pension funding deficits as a result of degraded economic conditions and any devaluation in the asset portfolio held by the pension trustee.’

In addition, the Group is exposed to risks arising out of geopolitical events or political developments, such as trade barriers, exchange controls, sanctions and other measures taken by sovereign governments that can hinder economic or financial activity levels. Furthermore, unfavourable political, military or diplomatic events, including secession movements or the exit of other Member States from the EU, armed conflict, pandemics, state and privately sponsored cyber and terrorist acts or threats, and the responses to them by governments, could also adversely affect economic activity and have an adverse effect upon the Group’s business, financial condition and results of operations.

The financial performance of the Group has been, and may continue to be, materially affected by customer and counterparty credit quality and deterioration in credit quality could arise due to prevailing economic and market conditions and legal and regulatory developments.
The Group has exposure to many different industries, customers and counterparties, and risks arising from actual or perceived changes in credit quality and the recoverability of monies due from borrowers and other counterparties are inherent in a wide range of the Group’s businesses.

In particular, the Group has significant exposure to certain individual customers and other counterparties in weaker business sectors and geographic markets and also has concentrated country exposure in the UK.

At 31 December 2017, current exposure in the UK was £193.2 billion and in and in the rest of the world was £0.2 billion. Within certain business sectors, namely personal and property at 31 December 2017, personal lending amounted to £128.7 billion and lending exposure to property was £17.5 billion.

If the risk profile of these loans were to increase, including as a result of a degradation of economic or market conditions, this could result in an increase in the cost of risk and the Group may be required to make additional provisions, which in turn would reduce earnings and impact the Group’s profitability. The Group’s lending strategy or processes may also fail to identify or anticipate weaknesses or risks in a particular sector, market or borrower category, which may result in an increase in default rates, which may, in turn, impact the Group’s profitability. Any adverse impact on the credit quality of the Group’s customers and other counterparties, coupled with a decline in collateral values, could lead to a reduction in recoverability and value of the Group’s assets and higher levels of impairment allowances, which could have an adverse effect on the Group’s operations, financial position or prospects.

The credit quality of the Group’s borrowers and its other counterparties is impacted by prevailing economic and market conditions and by the legal and regulatory landscape in their respective markets. Credit quality has improved in certain of the Group’s core markets, in particular the UK and Ireland, as these economies have improved.

Risk factors continued
However, a further deterioration in economic and market conditions or changes to legal or regulatory landscapes could worsen borrower and counterparty credit quality and also impact the Group’s ability to enforce contractual security rights. In particular, developments relating to Brexit may adversely impact credit quality in the UK.

In addition, as the RBS Group continues to implement its strategy and further reduces its scale and global footprint, the Group’s relative exposure to the UK and to certain sectors and asset classes in the UK will continue to increase as its business becomes more concentrated in the UK as a result of the reduction in the number of jurisdictions outside of the UK in which it operates. The level of UK household indebtedness remains high and the ability of some households to service their debts could be challenged by a period of higher unemployment.

Highly indebted households are particularly vulnerable to shocks, such as falls in incomes or increases in interest rates, which threaten their ability to service their debts.

In particular, in the UK the Group is at risk from downturns in the UK economy and volatility in property prices in both the residential and commercial sectors. With UK home loans representing the most significant portion of the Group’s total loans and advances to the retail sector, the Group has a large exposure to adverse developments in the UK residential property sector. In the UK commercial real estate market, activity has improved against 2016 but may be short-lived given continued political uncertainty and progress of negotiations relating to the form and timing of Brexit. There is a risk of further adjustment given the reliance of the UK commercial real estate market in recent years on inflows of foreign capital and, in some segments, stretched property valuations. As a result, the continued house price weakness, particularly in London and the South East of the UK, would be likely to lead to higher impairment and negative capital impact as loss given default rate increases.

In addition, reduced affordability of residential and commercial property in the UK, for example, as a result of higher interest rates, inflation or increased unemployment, could also lead to higher impairments on loans held by the Group being recognised.
The Group also remains exposed to certain counterparties operating in certain industries which have been under pressure in recent years, and any further deterioration in the outlook the credit quality of these counterparties may require the Group to make additional provisions, which in turn would reduce earnings and impact the Group’s profitability.

In addition, the Group’s credit risk is exacerbated when the collateral it holds cannot be realised as a result of market conditions or regulatory intervention or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to the Group, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those experienced in recent years. This has particularly been the case with respect to large parts of the Group’s commercial real estate portfolio.

Any such deteriorations in the Group’s recoveries on defaulting loans could have an adverse effect on the Group’s results of operations and financial condition.

Concerns about, or a default by, one financial institution could lead to significant liquidity problems and losses or defaults by other financial institutions, as the commercial and financial soundness of many financial institutions may be closely related as a result of credit, trading, clearing and other relationships. Even the perceived lack of creditworthiness of, or questions about, a counterparty may lead to market-wide liquidity problems and losses for, or defaults by, the RBS Group and/or the Group. This systemic risk may also adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which the Group interacts on a daily basis.

The effectiveness of recent prudential reforms designed to contain systemic risk in the EU and the UK is yet to be tested. Counterparty risk within the financial system or failures of the Group’s financial counterparties could have a material adverse effect on the Group’s access to liquidity or could result in losses which could have a material adverse effect on the Group’s financial condition, results of operations and prospects.

The trends and risks affecting borrower and counterparty credit quality have caused, and in the future may cause, the Group to experience further and accelerated impairment charges, increased repurchase demands, higher costs, additional write-downs and losses for the Group and an inability to engage in routine funding transactions.

Risk factors continued
Continued low interest rates have significantly affected and will continue to affect the Group’s business and results of operations. A continued period of low interest rates, and yield curves and spreads may affect net interest income, the effect of which may be heightened during periods of liquidity stress.
Interest rate and foreign exchange risks, discussed below, are significant for the Group. Monetary policy has been highly accommodative in recent years, including as a result of certain policies implemented by the Bank of England and HM Treasury such as the Term Funding Scheme, which have helped to support demand at a time of very pronounced fiscal tightening and balance sheet repair. In the UK, the Bank of England lowered interest rates to 0.25% in August 2016 and raised them to 0.5% in November 2017. However, there remains considerable uncertainty as to whether or when the Bank of England and other central banks will further increase interest rates. While the ECB has been conducting a quantitative easing programme since January 2015 designed to improve confidence in the Eurozone and encourage more private bank lending, there remains considerable uncertainty as to whether such measures have been or will be sufficient or successful and the extension of this programme until the end of September 2018 (or beyond) may put additional pressure on margins. Continued sustained low or negative interest rates or any divergences in monetary policy approach between the Bank of England and other major central banks could put further pressure on the Group’s interest margins and adversely affect the Group’s profitability and prospects.

A continued period of low interest rates and yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress.

Conversely while increases in interest rates may support the Group’s income, sharp increases in interest rates could lead to generally weaker than expected growth, or even contracting GDP, reduced business confidence, higher levels of unemployment or underemployment, adverse changes to levels of inflation, potentially higher interest rates and falling property prices in the markets in which the Group operates.

In turn, this could cause stress in the loan portfolio of the Group, particularly in relation to non-investment grade lending or real estate loans and consequently to an increase in delinquency rates and default rates among customers, leading to the possibility of the Group incurring higher impairment charges. Similar risks result from the exceptionally low levels of inflation in developed economies, which in Europe particularly could deteriorate into sustained deflation if policy measures prove ineffective. Reduced monetary stimulus and the actions and commercial soundness of other financial institutions have the potential to impact market liquidity.

The Group’s earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by depressed asset valuations resulting from poor market conditions.
The Group’s businesses and performance are affected by financial market conditions. The performance and volatility of financial markets affect bond and equity prices and have caused, and may in the future cause, changes in the value of the Group’s investment and trading portfolios. Financial markets have recently experienced and may in the near term experience significant volatility, including as a result of concerns about Brexit, political and financial developments in the US and in Europe, including as a result of general elections, geopolitical developments and developments relating to trade agreements volatility and instability in the Chinese and global stock markets, expectations relating to or actions taken by central banks with respect to monetary policy, and weakening fundamentals of the Chinese economy, resulting in further short-term changes in the valuation of certain of the Group’s assets. Uncertainty about potential fines for past misconduct and concerns about the longer-term viability of business models have also weighed heavily on the valuations of some financial institutions in Europe and in the UK, including the RBS Group.

Any further deterioration in economic and financial market conditions or weak economic growth could require the RBS Group to recognise further significant write-downs and realise increased impairment charges, all of which may have a material adverse effect on its financial condition, results of operations and capital ratios. As part of its transformation programme, the RBS Group is executing the run-down or disposal of a number of businesses, assets and portfolios.

Moreover, market volatility and illiquidity (and the assumptions, judgements and estimates in relation to such matters that may change over time and may ultimately not turn out to be accurate) make it difficult to value certain of the Group’s exposures. Valuations in future periods reflecting, among other things, the then-prevailing market conditions and changes in the credit ratings of certain of the Group’s assets may result in significant changes in the fair values of the Group’s exposures, such as credit market exposures, and the value ultimately realised by the Group may be materially different from the current or estimated fair value. As part of its ongoing derivatives operations, the Group also faces significant basis, volatility and correlation risks, the occurrence of which are also impacted by the factors noted above.

In addition, for accounting purposes, the Group carries some of its issued debt, such as debt securities, at the current market price on its balance sheet. Factors affecting the current market price for such debt, such as the credit spreads of the Group, may result in a change to the fair value of such debt, which is recognised in the income statement as a profit or loss.

Risk factors continued
The cost of implementing the Alternative Remedies Package regarding the business previously described as Williams & Glyn could be more onerous than anticipated and any failure to comply with the terms of the Alternative Remedies Package could result in the imposition of additional measures or limitations on the RBS Group’s and the Group’s operations.
On 18 September 2017, the RBS Group received confirmation that the Alternative Remedies Package had been formally approved by the European Commission (‘EC’) in the form proposed.

The Alternative Remedies Package replaced the existing requirement to divest the business previously described as Williams & Glyn by 31 December 2017. The Alternative Remedies Package focusses on the following two remedies to promote competition in the market for banking services to small and medium-sized enterprises (‘SMEs’) in the UK: (i) a £425 million capability and innovation fund that will grant funding to a range of eligible competitors in the UK banking and financial technology sectors; and (ii) a £275 million incentivised switching scheme which will provide funding for eligible bodies to help them incentivise SME customers of the business previously described as Williams & Glyn to switch their primary accounts and loans from the RBS Group, paid in the form of ‘dowries’ to business current accounts at the receiving bank. The RBS Group has also agreed to set aside up to a further £75 million in funding to cover certain costs customers may incur as a result of switching under the incentivised switching scheme. In addition, under the terms of the Alternative Remedies Package, should the uptake within the incentivised switching scheme not be sufficient, RBSG may be required to make a further contribution, capped at £50 million.

An independent body (‘Independent Body’) is in the process of being established to administer the Alternative Remedies Package. However, the implementation of the Alternative Remedies Package, also entails additional costs, including but not limited to the funding commitments and financial incentives envisaged to be provided under the plan.

Implementation of the Alternative Remedies Package could also divert resources from the RBS Group’s and the Group’s operations and jeopardise the delivery and implementation of other significant plans and initiatives. In addition, under the terms of the Alternative Remedies Package, the Independent Body can require the RBS Group to modify certain aspects of the RBS Group’s execution of the incentivised switching scheme, which could increase the cost of implementation. Furthermore, should the uptake within the incentivised switching scheme not be sufficient, the Independent Body can extend the duration of the scheme by up to twelve months and can compel the RBS Group to extend the customer base to which the scheme applies which may result in prolonged periods of disruption to a wider portion of the Group’s business.

As a direct consequence of the incentivised switching scheme, the Group will lose existing customers and deposits, which in turn will have adverse impacts on the Group’s business and associated revenues and margins. Furthermore, the capability and innovation fund is intended to benefit eligible competitors and negatively impact the Group’s competitive position. To support the incentivised switching initiative, upon request by an eligible bank, the RBS Group has also agreed to grant those customers which have switched to eligible banks under the incentivised switching scheme access to its branch network for cash and cheque handling services, which may result in reputational and financial exposure for the Group and impact customer service quality for the Group’s own customers with consequent competitive, financial and reputational implications. The implementation of the incentivised switching scheme is also dependent on the engagement of the eligible banks with the incentivised switching scheme and the application of the eligible banks to and approval by the Independent Body. The incentivised transfer of SME customers to third party banks places reliance on those third parties to achieve satisfactory customer outcomes which could give rise to reputational damage if these are not forthcoming.

A failure to comply with the terms of the Alternative Remedies Package could result in the imposition of additional measures or limitations on the RBS Group’s and the Group’s operations, additional supervision by the RBS Group’s regulators, and loss of investor or customer confidence, any of which could have a material adverse impact on the RBS Group and the Group. Delays in execution may also impact the RBS Group’s ability to carry out its transformation programme, including the implementation of cost saving initiatives and mandatory regulatory requirements. Such risks will increase in line with any delays.

As a result of extensive reforms being implemented relating to the resolution of financial institutions within the UK, the EU and globally, material additional requirements will arise to ensure that financial institutions maintain sufficient loss-absorbing capacity. Such changes to the funding and regulatory capital framework may require the RBS Group to meet higher capital levels than anticipated within the RBS Group’s strategic plans and affect the RBS Group’s and the Group’s funding costs.
In addition to the prudential requirements applicable under CRD IV, the EU Bank Recovery and Resolution Directive (the ‘BRRD’) introduces, among other things, a requirement for banks to maintain at all times a sufficient aggregate amount of own funds and ‘eligible liabilities’ (that is, liabilities that can absorb loss and assist in recapitalising a firm in accordance with a predetermined resolution strategy), known as the minimum requirements for own funds and eligible liabilities (‘MREL’), designed to ensure that the resolution of a financial institution may be carried out, without public funds being exposed to the risk of loss and in a way which ensures the continuity of critical economic functions, maintains financial stability and protects depositors.

In November 2015, the Financial Stability Board (‘FSB’) published a final term sheet setting out its total loss- absorbing capacity (‘TLAC’) standards for global systemically important banks (‘G-SIBs’). The EBA was mandated to assess the implementation of MREL in the EU and the consistency of MREL with the final TLAC standards and published an interim report setting out the conclusions of its review in July 2016 and its final report in December 2016. On the basis of the EBA’s work and its own assessment of CRD IV and the BRRD, the European Commission published in November 2016 a comprehensive set of proposals, seeking to make certain amendments to the existing MREL framework. In particular, the proposals make a number of amendments to the MREL requirements under the BRRD, in part in order to transpose the FSB’s final TLAC term sheet.

Risk factors continued
The UK government is required to transpose the BRRD’s provisions relating to MREL into law through further secondary legislation. In November 2016, the Bank of England published its final rules setting out its approach to setting MREL for UK banks. These final rules (which were adopted on the basis of the current MREL framework in force in the EU) do not take into account the European Commission’s most recent proposals with respect to MREL and differ in a number of respects. In addition, rules relating to a number of specific issues under the framework remain to be implemented. These include internal MREL requirements, in respect of which the FSB published guiding principles in July 2017.

The Bank of England published a consultation paper in October 2017 but has not yet published a final statement of policy on its approach to setting internal MREL. The Bank of England has also stated that it expects to set out policy proposals for MREL cross-holdings and disclosure requirements once there is greater clarity as to the timing and final content of related EU proposals.

The Bank of England is responsible for setting the MREL requirements for each UK bank, building society and certain investment firms in consultation with the PRA and the FCA, and such requirement will be set depending on the resolution strategy of the financial institution. In its final rules, the Bank of England has set out a staggered compliance timeline for UK banks, including with respect to those requirements applicable to G-SIBs (including the RBS Group). Under the revised timeline, G-SIBs will be expected to (i) meet the minimum requirements set out in the FSB’s TLAC term sheet from 1 January 2019 (i.e. the higher of 16% of risk-weighted assets or 6% of leverage exposures), and (ii) meet the full MREL requirements to be phased in from 1 January 2020, with the full requirements applicable from 2 January 2022 (i.e. for G-SIBs two times Pillar 1 plus Pillar 2A or the higher of two times the applicable leverage ratio requirement or 6.75% of leverage exposures). MREL requirements are expected to be set on consolidated, sub-consolidated and individual bases, and are in addition to regulatory capital requirements (so that there can be no double counting of instruments qualifying for capital requirements).

For institutions, including the RBS Group, for which bail-in is the required resolution strategy and which are structured to permit single point of entry resolution due to their size and systemic importance, the Bank of England has indicated that in order to qualify as MREL, eligible liabilities must be issued by the resolution entity (i.e. the holding company for the RBS Group) and be structurally subordinated to operating and excluded liabilities (which include insured deposits, short-term debt, derivatives, structured notes and tax liabilities). Under the single point of entry (SPE) resolution model that applies to the RBS Group, losses that crystallise in the operating companies are passed up the chain to RBSG through the write down of the holding company’s investments in the equity and debt of its operating companies. The probability of the external MREL investors being bailed-in will depend on the RBS Group’s overall going-concern capital resources, the extent of any losses in the operating companies, and the extent to which those losses are passed up to the investing entity (recognising that some operating company liabilities, including obligations to pension schemes, are protected from bail-in).

The final rules set out a number of liabilities which cannot qualify as MREL and are therefore ‘excluded liabilities’. As a result, senior unsecured issuances by RBSG will need to be subordinated to the excluded liabilities described above.

The proceeds from such issuances will be transferred to material operating subsidiaries (as identified using criteria set in the Bank of England’s final rules on internal MREL) in the form of capital or another form of subordinated claim.

In this way, MREL resources will be ‘structurally subordinated’ to senior liabilities of operating companies, allowing losses from operating companies to be transferred to the holding company and - if necessary - for resolution to occur at the holding company level, without placing the operating companies into a resolution process. The TLAC standard requires that the total amount of excluded liabilities on RBSG’s balance sheet does not exceed 5% of its external TLAC (i.e. the eligible liabilities RBSG has issued to investors which meet the TLAC requirements) and the Bank of England has adopted this criterion in its final rules. If the RBS Group were to fail to comply with this ‘clean balance sheet’ requirement, it could disqualify otherwise eligible liabilities from counting towards MREL and result in the RBS Group breaching its MREL requirements.

The purpose of internal MREL requirements is to provide for loss-absorbing capacity to be appropriately distributed within a banking group and to provide the mechanism by which losses can be transferred from operating companies to the resolution entity. The Bank of England proposes to set internal MREL requirements above capital requirements for each ‘material subsidiary’ of a banking group. The Bank of England will formally determine which entities within the group represent material subsidiaries, with reference to indicative criteria including such subsidiary’s contribution to the RBS Group’s risk-weighted assets and operating income. It will also set the internal MREL requirement, calibrated to be between 75% and 90% of the external MREL requirement that would otherwise apply to a material subsidiary were it a resolution entity in its own right. Such requirements must be met with internal MREL resources which are subordinated to the operating liabilities of the material subsidiary issuing them and must be capable of being written down or converted to equity via a contractual trigger. These liabilities, issued to other group entities (typically the issuing entity’s immediate parent), must be priced on an arm’s-length basis. The impact of these requirements on the RBS Group and the Group, the cost of servicing these liabilities and the implications for the RBS Group’s and the Group’s funding plans, in particular if the Bank is determined to represent a ‘material subsidiary’ of the RBS Group, cannot be assessed with certainty until the Bank of England’s proposed internal MREL policy is finalised and final rules are published.

Risk factors continued
Compliance with these and other future changes to capital adequacy and loss-absorbency requirements in the EU and the UK by the relevant deadline will require the RBS Group to restructure its balance sheet and issue additional capital and other instruments compliant with the rules, which may be costly, whilst certain existing Tier 1 and Tier 2 securities and other senior, unsecured instruments issued by the RBS Group will cease to count towards the RBS Group’s loss-absorbing capacity for the purposes of meeting MREL/TLAC requirements. The RBS Group’s resolution authority can impose an MREL requirement over and above the regulatory minima and potentially higher than the RBS Group’s peers, if it has concerns regarding the resolvability of the RBS Group.

As a result, the RBS Group may be required to issue additional loss-absorbing instruments in the form of CET1 capital or subordinated or senior unsecured debt instruments and may see an increased risk of a breach of the RBS Group’s combined buffer requirement triggering the restrictions relating to the MDA described above.

There remain some areas of uncertainty regarding the implementation of outstanding regulatory requirements in the UK, the EU and globally, and the final requirements to which the RBS Group will be subject, and the RBS Group may therefore need to revise its capital plan accordingly.

Failure by the RBS Group or the Group to comply with regulatory capital, funding, liquidity and leverage requirements may result in intervention by their regulators and loss of investor confidence, and may have a material adverse effect on the Group’s results of operations, financial condition and reputation and may result in distribution restrictions and adversely impact existing shareholders.
The RBS Group and, where applicable RBS Group entities, including the Bank on a standalone basis, are subject to extensive regulatory supervision in relation to the levels and quality of capital it is required to hold in connection with its business, including as a result of the transposition of the Basel Committee on Banking Supervision’s regulatory capital framework (Basel III) in Europe by a Directive and Regulation (collectively known as CRD IV).

In addition, the RBS Group is currently identified as a G-SIB by the FSB and is therefore subject to more intensive oversight and supervision by its regulators as well as additional capital requirements, although the RBS Group belongs to the last ‘bucket’ of the FSB G-SIB list and is therefore subject to the lowest level of additional loss-absorbing capacity requirements.

Each business within the RBS Group is subject to performance metrics which factor in underlying regulatory capital requirements for the RBS Group and the Bank to ensure that business capital targets and generation are aligned to the RBS Group’s overall risk appetite.

Under CRD IV, the RBS Group is required, on a consolidated basis, to hold at all times a minimum amount of regulatory capital calculated as a percentage of risk-weighted assets (Pillar 1 requirement). CRD IV also introduced a number of new capital buffers that are in addition to the Pillar 1 and Pillar 2A requirements (as described below) that must be met with CET1 capital.

The combination of the capital conservation buffer (which, subject to transitional provisions, will be set at 2.5% from 2019), the countercyclical capital buffer (of up to 2.5% which is currently set at 1.0%, with binding effect from 28 November 2018 by the FPC for UK banks) and the higher of (depending on the institution) the systemic risk buffer, the global systemically important institutions buffer (G-SIB Buffer) and the other systemically important institutions buffer, is referred to as the ‘combined buffer requirement’.

These rules entered into force on 1 May 2014 for the countercyclical capital buffer and on 1 January 2016 for the capital conservation buffer and the G-SIB Buffer. The G-SIB Buffer is currently set at 1.0% for the RBS Group (from 1 January 2017) and is being phased in over the period to 1 January 2019. The systemic risk buffer will be applicable from 1 January 2019. The Bank of England’s Financial Policy Committee (the FPC) was responsible for setting the framework for the systemic risk buffer and the PRA adopted in December 2016 a final statement of policy implementing the FPC’s framework.

In early 2019, the PRA is expected to determine which institutions the systemic risk buffer should apply to, and if so, how large the buffer should be up to a maximum of 3% of a firm’s risk-weighted assets. The systemic risk buffer will apply to ring-fenced entities only and not all entities within a banking group. The systemic risk buffer is part of the UK framework for identifying and setting higher capital buffers for domestic systemically important banks, which are groups that, upon distress or failure, could have an important impact on their domestic financial systems.

The RFB expects that it may be subject to the systemic risk buffer.

In addition, national supervisory authorities may add extra capital requirements (the Pillar 2A requirements) to cover risks that they believe are not covered or insufficiently covered by Pillar 1 requirements. The RBS Group’s current Pillar 2A requirement has been set by the PRA at an equivalent of 4.0% of risk-weighted assets.

Risk factors continued
The PRA has also introduced a firm-specific PRA buffer, which is a forward-looking requirement set annually and based on various factors including firm-specific stress test results and is to be met with CET1 capital (in addition to any CET1 capital used to meet any Pillar 1 or Pillar 2A requirements). Where appropriate, the PRA may require an increase in an institution’s PRA buffer to reflect additional capital required to be held to mitigate the risk of additional losses that could be incurred as a result of risk management and governance weaknesses, including with respect to the effectiveness of the internal stress testing framework and control environment. UK banks are required to meet the higher of the combined buffer requirement or PRA buffer requirement. The FPC and PRA have expressed concerns around potential systemic risk associated with recent increases in UK consumer lending and the impact of consumer credit losses on banks’ resilience in a stress scenario, which the PRA has indicated that it will consider when setting capital buffers for individual banks.

In addition to capital requirements and buffers, the regulatory framework adopted under CRD IV, as transposed in the UK, sets out minimum leverage ratio requirements for financial institutions. These include a minimum leverage requirement of 3.25% which applies to major UK banks, as recalibrated in October 2017 in accordance with the FPC’s recommendation to the PRA.

In addition, the UK leverage ratio framework provides for: (i) an additional leverage ratio to be met by G-SIBs and ring-fenced institutions to be calibrated at 35% of the relevant firm’s capital G-SIB Buffer or systemic risk buffer and which is being phased in from 2016 (currently set at 0.75% from 1 January 2018) and (ii) a countercyclical leverage ratio buffer for all firms subject to the minimum leverage ratio requirements which is calibrated at 35% of a firm’s countercyclical capital buffer. Further changes may be made to the current leverage ratio framework as a result of future regulatory reforms, including FSB proposals and proposed amendments to the CRD IV proposed by the European Commission in November 2016.

Most of the capital requirements which apply or will apply to the RBS Group or to the Group (directly or indirectly as a result of RBS Group internal capital management) will need to be met in whole or in part with CET1 capital. CET1 capital broadly comprises retained earnings and equity instruments, including ordinary shares. As a result, the RBS Group’s ability meet applicable CET1 capital requirements is dependent on organic generation of CET1 through sustained profitability and/or the RBS Group’s ability to issue ordinary shares, and there is no guarantee that the RBS Group may be able to generate CET1 capital through either of these alternatives.

The amount of regulatory capital required to meet the RBS Group’s and the Bank’s regulatory capital requirements (and any additional management buffer), is determined by reference to the amount of risk-weighted assets held by the RBS Group and the Bank. The models and methodologies used to calculate applicable risk-weightings are a combination of individual models, subject to regulatory permissions, and more standardised approaches. The rules are applicable to the calculation of the RBS Group’s and the Bank’s risk-weighted assets are subject to regulatory changes which may impact the levels of regulatory capital required to be met by the RBS Group and the Bank.

On 7 December 2017, the Basel Committee on Banking Supervision published revised standards intended to finalise the Basel III post-crisis regulatory reforms.

The revised standards include the following elements: (i) a revised standardised approach for credit risk, which will improve the robustness and risk sensitivity of the existing approach; (ii) revisions to the internal ratings-based approach for credit risk, where the use of the most advanced internally modelled approaches for low-default portfolios will be limited; (iii) revisions to the credit valuation adjustment (CVA) framework, including the removal of the internally modelled approach and the introduction of a revised standardised approach; (iv) a revised standardised approach for operational risk, which will replace the existing standardised approaches and the advanced measurement approaches; (v) revisions to the measurement of the leverage ratio and a leverage ratio buffer for G-SIBs, which will take the form of a Tier 1 capital buffer set at 50% of a G-SIB’s risk-weighted capital buffer; and (vi) an aggregate output floor, which will ensure that banks’ risk-weighted assets (‘RWAs’) generated by internal models are no lower than 72.5% of RWAs as calculated by the Basel III framework’s standardised approaches.

The revised Basel III standards will take effect from 1 January 2022 and will be phased in over five years. Although the revised Basel III standards must be implemented through legislation in the EU and UK, and precise estimates of their impact would be premature at this time, the revised standards may result in higher levels of risk-weighted assets and therefore higher levels of capital, and in particular CET1 capital, required to be held by the RBS Group or the Group under Pillar 1 requirements. Such requirements would be separate from any further capital overlays required to be held as part of the PRA’s determination of the RBS Group’s Pillar 2A or PRA buffer requirements with respect to such exposures. In the UK, the PRA also set revised expectations to the calculation of risk-weighted capital requirements in relation to residential mortgage portfolios which firms are expected to meet by the end of 2020. To this effect, firms should also submit amended models for regulatory approval.

Although the above provides an overview of the capital and leverage requirements currently applicable to the RBS Group and the Bank, such requirements are subject to ongoing amendments and revisions, including as a result of final rules and recommendations adopted by the FSB or by European or UK regulators.

Risk factors continued
In particular, on 23 November 2016, the European Commission published a comprehensive package of reforms including proposed amendments to CRD IV and theBRRD. Although such proposals are currently being considered and discussed among the European Commission, the European Parliament and the European Council and their final form and the timetable for their implementation are not known, such amendments may result in increased or more stringent requirements applying to the RBS Group or its subsidiaries (including the Bank). This uncertainty is compounded by Brexit which may result in further changes to the prudential and regulatory framework applicable to the RBS Group and the Bank.

If the RBS Group is unable to raise the requisite amount of regulatory capital (including loss absorbing capital in the form of MREL), or if the RBS Group or the Bank otherwise fail to meet regulatory capital and leverage requirements, they may be exposed to increased regulatory supervision or sanctions, loss of investor confidence, and restrictions on distributions or they may be required to reduce further the amount of their risk-weighted assets or total assets and engage in the disposal of core and other non-core businesses, including businesses within the Group, which may not occur on a timely basis or achieve prices which would otherwise be attractive to the RBS Group or the Group.

This may also result in write-down or the conversion into equity of certain regulatory capital instruments issued by the RBS Group or the issue of additional equity by the RBS Group, each of which could result in the dilution of the RBS Group’s existing shareholders. A breach of the RBS Group’s or the Bank’s applicable capital or leverage requirements may also trigger the application of the RBS Group’s recovery plan to remediate a deficient capital position.

Any of these developments, including the failure by the RBS Group to meet its regulatory capital and leverage requirements, may have a material adverse impact on the Group’s capital position, operations, reputation or prospects.

The ability of the RBS Group and the Group to meet their obligations, including funding commitments, depends on their ability to access sources of liquidity and funding. If the Group (or any other RBS Group entity) is unable to raise funds through deposits and/or in the capital markets, its liquidity position could be adversely affected which may require unencumbered assets to be liquidated or it may result in higher funding costs which may impact the Group’s margins and profitability.
Liquidity risk is the risk that the Bank will be unable to meet its obligations, including funding commitments, as they fall due. This risk is inherent in banking operations and can be heightened by a number of factors, including an over-reliance on a particular source of wholesale funding (including, for example, short-term and overnight funding), changes in credit ratings or market-wide phenomena such as market dislocation and major disasters.

The implementation of the UK ring-fencing regime may impact the Group’s funding strategy which is currently managed centrally by the RBS Group insofar as the Group also depends on intragroup funding arrangements entered into with other RBS Group entities. As a result of the implementation of the UK ring-fencing regime, such arrangements will be limited and may no longer be permitted if they are provided to the Group by an RBS Group entity outside the RFB and as a result the cost of funding may increase for certain Group entities, including the Bank, which will be required to manage their own funding and liquidity strategy. Because the Group, including the Bank, will have to access the debt capital markets as a new standalone entity following the implementation of the UK ring-fencing regime its funding plan entails increased execution risk. In addition, the transitioning of the Group to a standalone entity will necessitate investors to establish new investment limits and credit lines to reflect the impact of the ring-fencing regime and the standalone nature of the Group and such limits and credit lines may be smaller than those applicable to the Group before ring-fencing.

The Group relies on retail and wholesale deposits to meet a considerable portion of its funding. The level of deposits may fluctuate due to factors outside the Group’s control, such as a loss of confidence (including in other RBS Group entities), increasing competitive pressures for retail customer deposits or the repatriation of deposits by foreign wholesale depositors, which could result in a significant outflow of deposits within a short period of time.

An inability to grow, or any material decrease in, the Group’s deposits could, particularly if accompanied by one of the other factors described above, have a material adverse impact on the Group’s ability to satisfy its liquidity needs. Increases in the cost of retail deposit funding may impact the Group’s margins and profitability.

The market view of bank credit risk has changed radically as a result of the financial crisis and banks perceived by the market to be riskier have had to issue debt at significantly higher costs. Although conditions have improved, there have been recent periods where corporate and financial institution counterparties have reduced their credit exposures to banks and other financial institutions, limiting the availability of these sources of funding.

Rules currently proposed by the FSB and in the EU in relation to the implementation of requirements for TLAC and MREL may also limit the ability of certain large financial institutions to hold debt instruments issued by other large financial institutions. The ability of the Bank of England to resolve the RBS Group in an orderly manner may also increase investors’ perception of risk and hence affect the availability and cost of funding for the RBS Group and the Group. Any uncertainty relating to the credit risk of financial institutions may lead to reductions in levels of interbank lending or may restrict the Group’s access to traditional sources of funding or increase the costs or collateral requirements for accessing such funding.

Risk factors continued
In addition, the RBS Group is subject to certain regulatory requirements with respect to liquidity coverage, including a liquidity coverage ratio set by the PRA in the UK. This requirement was phased in at 90% for the RBS Group from 1 January 2017 and increased to 100% in January 2018 (as required by the Capital Requirements Regulation). The PRA may also impose additional liquidity requirements on the RBS Group to reflect risks not captured in the leverage coverage ratio by way of Pillar 2 add-ons, which may increase and/or decrease from time to time and require the RBS Group to obtain additional funding or diversify its sources of funding. Current proposals by the FSB and the European Commission also seek to introduce certain liquidity requirements for financial institutions, including the introduction of a net stable funding ratio (‘NSFR’). Under the European Commission November 2016 proposals, the NSFR would be calculated as the ratio of an institution’s available stable funding relative to the required stable funding it needs over a one-year horizon.

The NSFR would be expressed as a percentage and set at a minimum level of 100%, which indicates that an institution holds sufficient stable funding to meet its funding needs during a one-year period under both normal and stressed conditions. If an institution’s NSFR were to fall below the 100% level, the institution would be required to take the measures laid down in the CRD IV Regulation for a timely restoration to the minimum level. Competent authorities would assess the reasons for non-compliance with the NSFR requirement before deciding on any potential supervisory measures. These proposals are currently being considered and negotiated among the European Commission, the European Parliament and the European Council and, in light of Brexit, there is considerable uncertainty as to the extent to which such rules will apply to the RBS Group.

If the RBS Group or the Group are unable to raise funds through deposits or in the capital markets on acceptable terms or at all, the liquidity position of the RBS Group or the Group could be adversely affected and they might be unable to meet deposit withdrawals on demand or at their contractual maturity, to repay borrowings as they mature, to meet their obligations under committed financing facilities, to comply with regulatory funding requirements, to undertake certain capital and/or debt management activities or to fund new loans, investments and businesses.

The RBS Group or the Group may need to liquidate unencumbered assets to meet their liabilities, including disposals of assets not previously identified for disposal to reduce their funding commitments. In a time of reduced liquidity, the RBS Group or the Group may be unable to sell some of their assets, or may need to sell assets at depressed prices, which in either case could have a material adverse effect on the Group’s financial condition and results of operations.

The Group’s borrowing costs, its access to the debt capital markets and its sources of liquidity depend significantly on its and the RBS Group’s credit ratings and, to a lesser extent, on the UK sovereign ratings.

The credit ratings of RBSG, the Bank, RBS plc and other RBS Group entities directly affect the cost of funding and capital instruments issued by those entities, as well as secondary market liquidity in those instruments. The implementation of ring-fencing is expected to change the funding strategy of the RBS Group and the Group as a result of the RFB, including the Bank, and the entities outside of the RFB raising debt capital directly. A number of UK and other European financial institutions, including RBSG, RBS plc and other RBS Group entities, have been downgraded multiple times in recent years in connection with rating methodology changes and credit rating agencies’ revised outlook relating to regulatory developments, macroeconomic trends and a financial institution’s capital position and financial prospects.

The senior unsecured long-term and short-term credit ratings of RBSG, RBS plc and the Bank are investment grade by Moody’s, S&P and Fitch. The outlook for RBSG is currently stable for S&P, Fitch and Moody’s, the outlook for RBS plc is currently stable for S&P and Fitch and under review for downgrade for Moody’s and the outlook for the Bank is currently under review for upgrade for Moody’s, positive for S&P and watch positive for Fitch. Current outlooks for RBS plc and for the Bank are consistent with previous statements made by rating agencies that the implementation of the ring-fencing regime is likely to lead to rating differentials between RBS plc and the Bank.

Rating agencies regularly review the RBS Group entity credit ratings, including those of RBSG, the Bank and RBS plc and their ratings of long-term debt are based on a number of factors, including the RBS Group’s financial strength as well as factors not within the Group’s control, such as political developments and conditions affecting the financial services industry generally.

Risk factors continued
In particular, the rating agencies may further review the RBSG, the Bank and other RBS Group entity ratings as a result of the implementation of the UK ring-fencing regime, pension and litigation/regulatory investigation risk, including potential fines relating to investigations relating to legacy conduct issues, and other macroeconomic and political developments, including in light of the outcome of the negotiations relating to the form and timing of the UK’s exit from the EU.

A challenging macroeconomic environment, a delayed return to satisfactory profitability and greater market uncertainty could negatively impact the RBS Group’s (and in particular, the Bank’s) credit ratings and potentially lead to ratings downgrades which could adversely impact the RBS Group’s (and in particular, the Bank’s) ability to fund, and the cost of that funding, if any. As a result, the Bank’s ability to access capital markets on acceptable terms and hence their ability to raise the amount of capital and funding required to meet its and the RBS Group’s regulatory requirements and targets, including those relating to loss-absorbing instruments to be issued by the RBS Group, could be affected. See ‘Implementation of the ring-fencing regime in the UK which began in 2015 and must be completed before 1 January 2019 will result in material structural changes to the RBS Group and the Group’s business, including with respect to the perimeter of the Group’s activities and the assets, liabilities and businesses that it holds. The steps required to implement the UK ring-fencing regime are complex and entail significant costs and operational, legal and execution risks, which risks may be exacerbated by the RBS Group’s other ongoing restructuring efforts.’

Any reductions in the long-term or short-term credit ratings of RBSG or, in particular, the Bank, including downgrades below investment grade, could adversely affect the Group’s issuance capacity in the financial markets increase the funding and borrowing costs of the Group, require the Group to replace funding lost due to the downgrade, which may include the loss of customer deposits and may limit the Group’s access to capital and money markets and trigger additional collateral or other requirements in derivatives contracts and other secured funding arrangements or the need to amend such arrangements, limit the range of counterparties and clients willing to enter into transactions with the Group or its subsidiaries and adversely affect its competitive position, all of which could have a material adverse impact on the Group’s earnings, cash flow and financial condition.

As discussed above, the success of the implementation of the UK ring-fencing regime and the establishment of the RFB, is in part dependent upon the RFB or its material subsidiaries (including the Bank) obtaining a sustainable credit rating and being able to satisfy their funding needs. A failure to obtain such a rating, or any subsequent downgrades to current ratings may threaten the ability of the RFB (including the Bank) to operate on a standalone basis, in particular to satisfy its funding needs and to meet prudential capital requirements.

The major credit rating agencies downgraded and changed their outlook to negative on the UK’s sovereign credit rating in June 2016 and September 2017 following the UK’s decision to leave the EU. Any further downgrade in the UK Government’s credit ratings could adversely affect the credit ratings of RBS Group entities, including the Bank and may result in the effects noted above. Further political developments, including in relation to the UK’s exit from the EU or the outcome of any further Scottish referendum could negatively impact the credit ratings of the UK Government and result in a downgrade of the credit ratings of RBSG, the Bank, RBS plc and other RBS Group entities.

The Group’s businesses are exposed to the effect of movements in currency rates, which could have a material adverse effect on the results of operations, financial condition or prospects of the Group.
The Group’s foreign exchange exposure arises from structural foreign exchange risk, including capital deployed in the Group’s foreign subsidiaries, branches and joint arrangements, and non-trading foreign exchange risk, including customer transactions and profits and losses that are in a currency other than the functional currency of the transacting entity. The Group maintains policies and procedures to ensure the impact of exposures to fluctuations in currency rates are minimised. Nevertheless, changes in currency rates, particularly in the sterling-US dollar and euro-sterling exchange rates, affect the value of assets, liabilities, income and expenses denominated in foreign currencies and the reported earnings of the Bank’s non-UK subsidiaries and may affect the Group’s reported consolidated financial condition or its income from foreign exchange dealing.

Changes in foreign exchange rates may result from the decisions of the Bank of England, ECB, the US Federal Reserve and from political or global market events outside the Group’s control and lead to sharp and sudden variations in foreign exchange rates, such as those seen in the sterling/US dollar exchange rates since the occurrence of the EU Referendum. Throughout 2017, ongoing UK negotiations to exit the EU, have, amongst other factors, resulted in continued volatility in the sterling exchange rate relative to other major currencies. Continued or increasing volatility in currency rates can materially affect the Group’s results of operations, financial condition or prospects.

Risk factors continued
The RBS Group relies on valuation, capital and stress test models to conduct its business, assess its risk exposure and anticipate capital and funding requirements. Failure of these models to provide accurate results or accurately reflect changes in the micro-and macroeconomic environment in which the RBS Group operates or findings of deficiencies by the RBS Group’s regulators resulting in increased regulatory capital requirements could have a material adverse effect on the RBS Group’s business, capital and results.
Given the complexity of the RBS Group’s business, strategy and capital requirements, the RBS Group relies on analytical models to manage its business, assess the value of its assets and its risk exposure and anticipate capital and funding requirements, including with stress testing.

The RBS Group’s valuation, capital and stress test models and the parameters and assumptions on which they are based, need to be periodically reviewed and updated to maximise their accuracy.

Failure of these models to accurately reflect changes in the environment in which the RBS Group operates or to be updated in line with the changes in the RBS Group’s business model or operations, or the failure to properly input any such changes could have an adverse impact on the modelled results or could fail to accurately capture the RBS Group’s risk exposure or the risk profile of the RBS Group’s financial instruments or result in the RBS Group being required to hold additional capital as a function of the PRA buffer. For example, as the RBS Group implements its transformation programme, including the restructuring and funding of its NatWest Markets franchise, the implementation of the UK ring-fencing regime, any impacted models would need to be correctly identified and adapted in line with the implementation process. The RBS Group also uses valuation models that rely on market data inputs. If incorrect market data is input into a valuation model, it may result in incorrect valuations or valuations different to those which were predicted and used by the RBS Group in its forecasts or decision making. Internal stress test models may also rely on different, less severe, assumptions or take into account different data points than those defined by the RBS Group’s regulators.

Some of the analytical models used by the RBS Group are predictive in nature. In addition, a number of internal models used by the Group are designed, managed and analysed by the RBS Group and may not appropriately capture the risks and exposures relating to the Group’s portfolios. Some of the RBS Group’s internal models are subject to periodic review by its regulators and, if found deficient, the RBS Group may be required to make changes to such models or may be precluded from using any such models, which could result in an additional capital requirement which could have a material impact on the RBS Group’s capital position.

The RBS Group could face adverse consequences as a result of decisions which may lead to actions by management based on models that are poorly developed, implemented or used, or as a result of the modelled outcome being misunderstood or such information being used for purposes for which it was not designed. Risks arising from the use of models could have a material adverse effect on the RBS Group’s business, financial condition and results of operations, minimum capital requirements and reputation.

The RBS Group is subject to stress tests mandated by its regulators in the UK and in Europe which may result in additional capital requirements or management actions which, in turn, may impact the RBS Group’s and/or the Group’s financial condition, results of operations and investor confidence or result in restrictions on distributions.
The RBS Group is subject to annual stress tests by its regulator in the UK and also subject to stress tests by the European regulators with respect to RBSG, RBS N.V. and Ulster Bank Ireland DAC. Stress tests provide an estimate of the amount of capital banks might deplete in a hypothetical stress scenario.

In addition, if the stress tests reveal that a bank’s existing regulatory capital buffers are not sufficient to absorb the impact of the stress, it is possible that it will need to take action to strengthen its capital position. There is a strong expectation that the PRA would require a bank to take action if, at any point during the stress, a bank were projected to breach any of its minimum CET1 capital or leverage ratio requirements. However, if a bank is projected to fail to meet its systemic buffers, it will still be expected to strengthen its capital position over time but the supervisory response is expected to be less intensive than if it were projected to breach its minimum capital requirements. The PRA will also use the annual stress test results to inform its determination of whether individual banks’ current capital positions are adequate or need strengthening. For some banks, their individual stress-test results might imply that the capital conservation buffer and countercyclical rates set for all banks is not consistent with the impact of the stress on them. In that case, the PRA can increase regulatory capital buffers for individual banks by adjusting their PRA buffers.

Under the 2017 Bank of England stress tests, which were based on the balance sheet of the RBS Group for the year ended 31 December 2016, the RBS Group’s capital position before the impact of strategic management actions that the PRA judged could realistically be taken in the stress scenario remained below its CET1 capital hurdle rate and above its Tier 1 leverage hurdle rate. After the impact of strategic management actions the RBS Group’s capital position would have remained above its CET1 capital hurdle rate, but the PRA judged that RBSG did not meet its systemic reference point in this scenario. Given the steps the RBSG had already taken to strengthen its capital position during 2017, the PRA did not require the RBS Group to submit a revised capital plan.

Failure by the RBS Group to meet the thresholds set as part of the stress tests carried out by its regulators in the UK and elsewhere may result in the RBS Group’s regulators requiring the RBS Group to generate additional capital, increased supervision and/or regulatory sanctions, restrictions on capital distributions and loss of investor confidence, which may impact the Group’s financial condition, results of operations and prospects.

Risk factors continued
The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. Its results in future periods may be affected by changes to applicable accounting rules and standards.
The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, results reported in future periods may reflect amounts which differ from those estimates. Estimates, judgements and assumptions take into account historical experience and other factors, including market practice and expectations of future events that are believed to be reasonable under the circumstances.

The accounting policies deemed critical to the Group’s results and financial position, based upon materiality and significant judgements and estimates, include goodwill, provisions for liabilities, deferred tax, loan impairment provisions, fair value of financial instruments, which are discussed in detail in ‘Critical accounting policies and key sources of estimation uncertainty’ on pages 109 and 110. IFRS Standards and Interpretations that have been issued by the International Accounting Standards Board (the IASB) but which have not yet been adopted by the Group are discussed in ‘Accounting developments’ on pages 111 and 112.

Changes in accounting standards or guidance by accounting bodies or in the timing of their implementation, whether mandatory or as a result of recommended disclosure relating to the future implementation of such standards could result in the Group having to recognise additional liabilities on its balance sheet, or in further write-downs or impairments and could also significantly impact the financial results, condition and prospects of the Group.

In July 2014, the IASB published IFRS 9 effective for annual periods beginning on or after 1 January 2018. It introduced a new framework for the recognition and measurement of credit impairment, based on expected credit losses, rather than the incurred loss model currently applied under IAS 39. The inclusion of loss allowances with respect to all financial assets that are not recorded at fair value tend to result in an increase in overall impairment balances when compared with the previous basis of measurement under IAS 39. The Group expects IFRS 9 to increase earnings and capital volatility in 2018 and beyond.

The valuation of financial instruments, including derivatives, measured at fair value can be subjective, in particular where models are used which include unobservable inputs. Generally, to establish the fair value of these instruments, the Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilise observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to prevailing market conditions.

In such circumstances, the Group’s internal valuation models require the Group to make assumptions, judgements and estimates to establish fair value, which are complex and often relate to matters that are inherently uncertain.
Resulting changes in the fair values of the financial instruments has had and could continue to have a material adverse effect on the Group’s earnings, financial condition and capital position.

The Group’s operations entail inherent reputational risk, i.e., the risk of brand damage and/or financial loss due to a failure to meet stakeholders’ expectations of the Group’s conduct, performance and business profile.
Brand damage can be detrimental to the business of the Group in a number of ways, including its ability to build or sustain business relationships with customers, low staff morale, regulatory censure or reduced access to, or an increase in the cost of, funding. In particular, negative public opinion resulting from the actual or perceived manner in which the Group or any other member of the RBS Group conducts or modifies its business activities and operations, including as a result of the transformation programme or other restructuring efforts, speculative or inaccurate media coverage, financial performance, ongoing investigations and proceedings and the settlement of any such investigations and proceedings, IT failures or cyber-attacks resulting in the loss or publication of confidential customer data or other sensitive information, the level of direct and indirect government support, or the actual or perceived strength or practices in the banking and financial industry may adversely affect the Group’s ability to keep and attract customers and, in particular, corporate and retail depositors.

Modern technologies, in particular online social networks and other broadcast tools which facilitate communication with large audiences in short time frames and with minimal costs, may also significantly enhance and accelerate the impact of damaging information and allegations.

Although the RBS Group has implemented a Reputational Risk Policy across customer-facing businesses (including those of the Group) to improve the identification, assessment and management of customers, transactions, products and issues which represent a reputational risk, the Group cannot ensure that it will be successful in avoiding damage to its business from reputational risk, which could result in a material adverse effect on the Group’s business, financial condition, results of operations and prospects.

The Group may be adversely impacted if its or the RBS Group’s risk management is not effective and there may be significant challenges in maintaining the effectiveness of the Group’s risk management framework as a result of the number of strategic and restructuring initiatives being carried out by the RBS Group simultaneously.
The management of risk is an integral part of all of the Group’s activities. Risk management includes the definition and monitoring of the RBS Group’s risk appetite and reporting of the RBS Group’s and the Group’s exposure to uncertainty and the consequent adverse effect on profitability or financial condition arising from different sources of uncertainty and risks as described throughout these risk factors.

Risk factors continued
Ineffective risk management may arise from a wide variety of events and behaviours, including lack of transparency or incomplete risk reporting, unidentified conflicts or misaligned incentives, lack of accountability control and governance, lack of consistency in risk monitoring and management or insufficient challenges or assurance processes.

Failure to manage risks effectively could adversely impact the RBS Group’s and/or the Group’s reputation or their relationship with its customers, shareholders or other stakeholders, which in turn could have a significant effect on the Group’s business prospects, financial condition and/or results of operations.

Risk management is also strongly related to the use and effectiveness of internal stress tests and models. See ‘The RBS Group relies on valuation, capital and stress test models to conduct its business, assess its risk exposure and anticipate capital and funding requirements. Failure of these models to provide accurate results or accurately reflect changes in the micro-and macroeconomic environment in which the RBS Group operates or findings of deficiencies by the RBS Group’s regulators resulting in increased regulatory capital requirements could have a material adverse effect on the RBS Group’s business, capital and results.’

A failure by the Group to embed a strong risk culture across the organisation could adversely affect the ability of the RBS Group and the Group to achieve their strategic objectives.
In response to weaknesses identified in previous years, the RBS Group is currently seeking to embed a strong risk culture within the RBS Group (including the Group) based on a robust risk appetite and governance framework. A key component of this approach is the three lines of defence model designed to identify, manage and mitigate risk across all levels of the organisation. This framework has been implemented and improvements continue and will continue to be made to clarify and improve the three lines of defence and internal risk responsibilities and resources, including in response to feedback from regulators. Notwithstanding the RBS Group’s efforts, changing an organisation’s risk culture requires significant time, investment and leadership, and such efforts may not insulate the RBS Group or the Group from future instances of misconduct. A failure by any of these three lines to carry out their responsibilities or to effectively embed this culture could have a material adverse effect on the RBS Group and/or the Group through an inability to achieve their strategic objectives for their customers, employees and wider stakeholders.

As a result of the commercial and regulatory environment in which it operates, the Group may be unable to attract or retain senior management (including members of the board) and other skilled personnel of the appropriate qualification and competence. The Group may also suffer if it does not maintain good employee relations.
The Group’s current and future success depend on its ability to attract, retain and remunerate highly skilled and qualified personnel, including senior management (which includes directors and other key employees), in a highly competitive labour market. This cannot be guaranteed, particularly in light of heightened regulatory oversight of banks and the increasing scrutiny of, and (in some cases) restrictions placed upon, employee compensation arrangements, in particular those of banks in receipt of Government support (such as the RBS Group), which may place the Group at a competitive disadvantage.

In addition, the market for skilled personnel is increasingly competitive, thereby raising the cost of hiring, training and retaining skilled personnel.Certain of the Group’s directors as well as members of its executive committee and certain other senior managers and employees are also subject to the new responsibility regime introduced under the Banking Reform Act 2013 which introduces clearer accountability rules for those within the new regime. The senior managers’ regime and certification regime took effect on 7 March 2016, whilst the conduct rules were applied to the wider employee population from 7 March 2017, with the exception of some transitional provisions.

The new regulatory regime may contribute to reduce the pool of candidates for key management and non-executive roles, including non-executive directors with the right skills, knowledge and experience, or increase the number of departures of existing employees, given concerns over the allocation of responsibilities introduced by the new rules.

In addition, in order to ensure the independence of the RFB as part of the implementation of the UK ring-fencing regime, the RBS Group will be required to recruit new independent directors and senior members of management to sit on the boards of directors and board committees of the RFB and other RBS Group entities outside the RFB, and there may be a limited pool of competent candidates from which such appointments can be made.

The RBS Group’s evolving strategy has led to the departure of a large number of experienced and capable employees, including Group employees. The restructuring relating to the ongoing implementation of the RBS Group’s transformation programme and related cost-reduction targets may cause experienced staff members to leave and prospective staff members not to join the RBS Group, including the Group. The lack of continuity of senior management and the loss of important personnel coordinating certain or several aspects of the RBS Group’s restructuring (including those which impact the Group) could have an adverse impact on the Group’s business and future success.

Risk factors continued
The failure to attract or retain a sufficient number of appropriately skilled personnel to manage the complex restructuring required to implement the UK ring-fencing regime and the RBS Group’s and the Group’s strategies could prevent the Group from successfully maintaining its current standards of operation, implementing its strategy and meeting regulatory commitments. This could have a material adverse effect on the Group’s business, financial condition and results of operations.

In addition, many of the Group’s employees in the UK and other jurisdictions in which the Group operates are represented by employee representative bodies, including trade unions. Engagement with its employees and such bodies is important to the Group and a breakdown of these relationships could adversely affect the Group’s business, reputation and results.

The Group’s business performance and financial position could be adversely affected if it or the RBS Group’s capital is not managed effectively or if it or the RBS Group is unable to meet their prudential regulatory requirements or if it is deemed prudent to increase the amount of any management buffer that they require. Effective management of the RBS Group’s and the Group’s capital is critical to their ability to operate their businesses, comply with regulatory obligations, pursue the RBS Group’s transformation programme and current strategies, resume dividend payments on RBSG ordinary shares, maintain discretionary payments and pursue its strategic opportunities.
The RBS Group and the Bank (on a standalone basis) are required by regulators in the UK, the EU and other jurisdictions in which they undertake regulated activities to maintain adequate capital resources. Adequate capital also gives the RBS Group and the Group financial flexibility in the face of continuing turbulence and uncertainty in the global economy and specifically in their core UK and European markets.

The RBS Group currently targets a CET1 ratio at or above 13% throughout the period until completion of its restructuring. On a PRA transitional basis, the RBS Group and the Bank’s CET1 ratio were 15.9% and 23.5%, respectively at 31 December 2017, compared with 13.4% and 16.1%, respectively at 31 December 2016.

The RBS Group’s target capital ratio for the RBS Group and the RBS Group entities, including the Bank, is based on its expected regulatory requirements and internal modelling, including stress scenarios. However, the ability of the RBS Group or the Bank to achieve such targets depends on a number of factors, including the implementation of the RBS Group’s transformation programme and any of the factors described below.

A shortage of capital, which could in turn affect the Bank’s capital ratio, could arise from:
●
a depletion of the RBS Group’s or the Bank’s capital resources through increased costs or liabilities (including pension, conduct and litigation costs), reduced profits or increased losses (which would in turn impact retained earnings), sustained periods of low or lower interest rates, reduced asset values resulting in write-downs, impairments or accounting charges;
●
reduced upstreaming of dividends from the RBS Group’s subsidiaries as a result of the Bank of England’s approach to setting MREL within groups, requiring sub-groups, such as the Group, to hold internal MREL resources sufficient to match both their own individual MREL as well as the internal MREL of the subsidiaries constituting the sub-group;
●
an increase in the amount of capital that is required to meet the Bank’s regulatory requirements, including as a result of changes to the actual level of risk faced by the RBS Group, factors influencing the RBS Group’s regulator’s determination of the firm-specific Pillar 2B buffer applicable to the RBS Group (PRA buffer), changes in the minimum levels of capital or liquidity required by legislation or by the regulatory authorities or the calibration of capital or leverage buffers applicable to the RBS Group or the Bank, including countercyclical buffers, increases in risk-weighted assets or in the risk weighting of existing asset classes, or an increase in the RBS Group’s view of any management buffer it needs, taking account of, for example, the capital levels or capital targets of the RBS Group’s peer banks and criteria set by the credit rating agencies; or
●
the implementation of the RBS Group’s transformation programme, including in response to implementation of the UK ring-fencing regime, means certain intragroup funding arrangements will be limited and may no longer be permitted and the RBS Group entities, including the Bank, may need to increasingly manage funding and liquidity at an individual RBS Group entity level, which could result in the RBS Group and the Bank being required to maintain higher levels of capital in order to meet their regulatory requirements than would otherwise be the case, as may be the case if the Bank of England were to identify impediments to the RBS Group’s resolvability resulting from new funding and liquidity management strategies. In addition, once the UK ring-fencing regime is implemented, reliance on intragroup exemptions in relation to the limits of risk-weighted assets and large exposures will not be possible between the RFB (including the Bank) and other RBS Group entities outside the RFB and may result in risk-weighted assets inflation.

In addition, the RBS Group’s capital requirements, determined either as a result of regulatory requirements, including in light of the implementation of the UK ring-fencing regime and the establishment of the RFB (of which the Bank will form part) or management targets, may impact the level of capital required to be held by the Group and as part of its capital management strategy, the RBS Group may decide to impose higher capital levels to be held by the Bank.

The RBS Group’s current capital strategy is based on the expected accumulation of additional capital through the accrual of profits over time and/or through the planned reduction of its risk-weighted assets through disposals, natural attrition and other capital management initiatives.

Risk factors continued
Further losses or a failure to meet profitability targets or reduce risk-weighted assets in accordance with or within the timeline contemplated by the RBS Group’s capital plan, a depletion of its or the Bank’s capital resources, earnings and capital volatility resulting from the implementation of IFRS 9 as of 1 January 2018, or an increase in the amount of capital they need to hold (including as a result of the reasons described above), would adversely impact the RBS Group’s or the Bank’s ability to meet their capital targets or requirements and achieve their capital strategy during the restructuring period.

If the RBS Group or the Bank are determined to have a shortage of capital, including as a result of any of the circumstances described above, the RBS Group may suffer a loss of confidence in the market with the result that access to liquidity and funding may become constrained or more expensive or may result in the RBS Group or the Bank being subject to regulatory interventions and sanctions. The RBS Group’s regulators may also request that the RBS Group carry out certain capital management actions which may impact the Bank or, in an extreme scenario, this may also trigger the implementation of the RBS Group recovery plans. Such actions may, in turn, affect, among other things, the RBS Group’s and/or the Group’s product offering, ability to operate their businesses, comply with their regulatory obligations, pursue the RBS Group’s transformation programme and current strategies, resume dividend payments on RBSG ordinary shares, maintain discretionary payments on capital instruments and pursue strategic opportunities, affecting the underlying profitability of the RBS Group and the Group and future growth potential.

If, in response to such shortage, certain regulatory capital instruments are converted into equity or the RBS Group raises additional capital through the issuance of share capital or regulatory capital instruments, existing RBSG shareholders may experience a dilution of their holdings. The success of such issuances will also be dependent on favourable market conditions and the RBS Group may not be able to raise the amount of capital required or on satisfactory terms. Separately, the RBS Group may address a shortage of capital by taking action to reduce leverage and/or risk-weighted assets, by modifying the RBS Group’s legal entity structure or by asset or business disposals. Such actions may affect the underlying profitability of the RBS Group and the Group.

The Group’s businesses are subject to substantial regulation and oversight. Significant regulatory developments and increased scrutiny by the Group’s key regulators has had and is likely to continue to increase compliance and conduct risks and could have a material adverse effect on how the Group conducts its business and on its results of operations and financial condition.
The Group is subject to extensive laws, regulations, corporate governance requirements, administrative actions and policies in each jurisdiction in which it operates. Many of these have been introduced or amended recently and are subject to further material changes.

Among others, the implementation and strengthening of the prudential and recovery and resolution framework applicable to financial institutions in the UK, the EU and the US, and future amendments to such rules, are considerably affecting the regulatory landscape in which the Group operates and will operate in the future, including as a result of the adoption of rules relating to the UK ring-fencing regime, severe restrictions on proprietary trading, CRD IV and the BRRD and certain other measures. Increased regulatory focus in certain areas, including conduct, consumer protection regimes, anti-money laundering, anti-tax evasion, payment systems, and antiterrorism laws and regulations, have resulted in the Group facing greater regulation and scrutiny in the UK and other countries in which it operates.

Recent regulatory changes, proposed or future developments and heightened levels of public and regulatory scrutiny in the UK, Europe and the US have resulted in increased capital, funding and liquidity requirements, changes in the competitive landscape, changes in other regulatory requirements and increased operating costs, and have impacted, and will continue to impact, product offerings and business models.

Such changes may also result in an increased number of regulatory investigations and proceedings and have increased the risks relating to the Group’s ability to comply with the applicable body of rules and regulations in the manner and within the time frames required.

Such risks are currently exacerbated by Brexit and the unprecedented degree of uncertainty as to the respective legal and regulatory frameworks in which the RBS Group and the Group will operate when the UK is no longer a member of the EU. For example, current proposed changes to the European prudential regulatory framework for banks and investment banks may result in additional prudential or structural requirements being imposed on financial institutions based outside the EU wishing to provide financial services within the EU (which may apply to the Group once the UK has formally exited the EU).

See ‘The RBS Group (including the Group) has been, and will remain, in a period of major business transformation and structural change through to at least 2019 as it implements its own transformation programme and seeks to comply with UK ring-fencing and recovery and resolution requirements as well as the Alternative Remedies Package. Additional structural changes to the RBS Group’s operations will also be required as a result of Brexit. These various transformation and restructuring activities are required to occur concurrently, which carries significant execution and operational risks, and the RBS Group may not be a viable, competitive and profitable bank as a result.’ In addition, the RBS Group and its counterparties may no longer be able to rely on the European passporting framework for financial services and could be required to apply for authorisation in multiple European jurisdictions, the costs, timing and viability of which is uncertain.

Risk factors continued
Any of these developments (including failures to comply with new rules and regulations) could have a significant impact on how the Group conducts its business, its authorisations and licenses, the products and services it offers, its reputation and the value of its assets, the Group’s operations or legal entity structure, including attendant restructuring costs and consequently have a material adverse effect on its business, funding costs, results of operations, financial condition and future prospects.

Areas in which, and examples of where, governmental policies, regulatory and accounting changes and increased public and regulatory scrutiny could have an adverse impact (some of which could be material) on the Group include, but are not limited to, those set out above as well as the following:
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amendments to the framework or requirements relating to the quality and quantity of regulatory capital as well as liquidity and leverage requirements to be met by the RBS Group or the Group, either on a solo, consolidated or subgroup level (and taking into account the new legal structure of the RBS Group and the Group following the implementation of the UK ring-fencing regime), including amendments to the rules relating to the calculation of risk-weighted assets and reliance on internal models and credit ratings as well as rules affecting the eligibility of deferred tax assets;
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the design and implementation of national or supranational mandated recovery, resolution or insolvency regimes or the implementation of additional or conflicting loss-absorption requirements, including those mandated under UK rules, BRRD, MREL or by the FSB’s recommendations on TLAC;
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new or amended regulations or taxes that reduce profits attributable to shareholders which may diminish, or restrict, the accumulation of the distributable reserves or distributable items necessary to make distributions or coupon payments or limit the circumstances in which such distributions may be made or the extent thereof;
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the monetary, fiscal, interest rate and other policies of central banks and other governmental or regulatory bodies;
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further investigations, proceedings or fines either against the RBS Group or the Group in isolation or together with other large financial institutions with respect to market conduct wrongdoing;
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the imposition of government-imposed requirements and/or related fines and sanctions with respect to lending to the UK SME market and larger commercial and corporate entities;
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increased regulatory scrutiny with respect to mortgage lending, including through the implementation of the FCA’s UK mortgages market study and other initiatives led by the Bank of England or European regulators;
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concerns expressed by the FPC and PRA around potential systemic risk associated with recent increases in UK consumer lending and the impact of consumer credit losses on banks’ resilience in a stress scenario, which the PRA has indicated that it will consider when setting capital buffers for individual banks;
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additional rules and regulatory initiatives and review relating to customer protection, including the FCA’s Treating Customers Fairly regime and increased focus by regulators on how institutions conduct business, particularly with regard to the delivery of fair outcomes for customers and orderly/transparent markets.
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the imposition of additional restrictions on the Group’s ability to compensate its senior management and other employees and increased responsibility and liability rules applicable to senior and key employees;
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rules and regulations relating to, and enforcement of, anti-corruption, anti-bribery, anti-money laundering, anti-terrorism, sanctions, anti-tax evasion or other similar regimes;
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investigations into facilitation of tax evasion or avoidance or the creation of new civil or criminal offences relating thereto;
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rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets;
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changes to financial reporting standards (including accounting standards or guidance) and guidance or the timing of their implementation;
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changes to risk aggregation and reporting standards;
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changes to corporate governance requirements, senior manager responsibility, corporate structures and conduct of business rules;
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competition reviews and investigations relating to the retail banking sector in the UK, including with respect to SME banking and PCAs;
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financial market infrastructure reforms establishing new rules applying to investment services, short selling, market abuse, derivatives markets and investment funds, including the European Market Infrastructure Regulation and the Markets in Financial Instruments Directive and Regulation in the EU and the Dodd Frank Wall Street Reform Consumer Protection Act of 2010 in the US;
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increased regulatory scrutiny with respect to UK payment systems by the Payments Systems Regulator and the FCA, including in relation to banks’ policies and procedures for handling push payment scams;
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increased attention to competition and innovation in UK payment systems and developments relating to the UK initiative on Open Banking and the European directive on payment services;
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new or increased regulations relating to customer data and privacy protection, including the EU General Data Protection Regulation (‘GDPR’);
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restrictions on proprietary trading and similar activities within a commercial bank and/or a group;
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the introduction of, and changes to, taxes, levies or fees applicable to the RBS Group’s or the Group’s operations, such as the imposition of a financial transaction tax, changes in tax rates, increases in the bank corporation tax surcharge in the UK, restrictions on the tax deductibility of interest payments or further restrictions imposed on the treatment of carry-forward tax losses that reduce the value of deferred tax assets and require increased payments of tax;

Risk factors continued

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the regulation or endorsement of credit ratings used in the EU (whether issued by agencies in European member states or in other countries, such as the US);
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the Markets in Financial Instruments Directive (‘MiFID’) regulating the provision of ‘investment services and activities’ in relation to a range of customer-related areas and the revised directive (‘MiFID II’) and new regulation (Markets in Financial Instruments Regulation or ‘MiFIR’) replacing and changing MiFID to include expanded supervisory powers that include the ability to ban specific products, services and practices;
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the European Commission’s proposal to impose a requirement for any bank established outside the EU, which has an asset base of a certain size and has two or more institutions within the EU, to establish an IPU in the European Union, under which all EU entities within that group would operate; and
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other requirements or policies affecting the Group and its profitability or product offering, including through the imposition of increased compliance obligations or obligations which may lead to restrictions on business growth, product offerings, or pricing.

Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, including contradictory laws, rules or regulations by key regulators in different jurisdictions, or failure by the RBS Group or the Group to comply with such laws, rules and regulations, may have a material adverse effect on the Group’s business, financial condition and results of operations. In addition, uncertainty and lack of international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect the Group’s ability to engage in effective business, capital and risk management planning.

HM Treasury (or UKFI on its behalf) may be able to exercise a significant degree of influence over the RBS Group, including indirectly on the Group, and any further offer or sale of its interests may affect the price of securities issued by the RBS Group.
On 6 August 2015, the UK Government made its first sale of RBSG ordinary shares since its original investment in 2009 and sold approximately 5.4% of its stake in RBSG. Following this initial sale, the UK Government exercised its conversion rights under the B Shares on 14 October 2015 which resulted in HM Treasury holding 72.88% of the ordinary share capital of RBSG and which entity owns all of the Bank’s share capital. The UK Government, through HM Treasury, held 70.5% of the issued ordinary share capital of the RBS Group as of 31 December 2017. The UK Government in its November 2017 Autumn Budget indicated its intention to recommence the process for the privatisation of the RBS Group before the end of 2018-2019 and to carry out over the forecast period a programme of sales of RBSG ordinary shares expected to sell down approximately two thirds of HM Treasury’s current shareholding in the RBS Group, although there can be no certainty as to the commencement of any sell-downs or the timing or extent thereof.

Any offers or sale, or expectations relating to the timing thereof, of a substantial number of ordinary shares by HM Treasury, could negatively affect prevailing market prices for the outstanding ordinary shares of RBSG and other securities issued by the RBS Group and lead to a period of increased price volatility for the RBS Group’s securities.

In addition, UKFI manages HM Treasury’s shareholder relationship with the RBS Group and, although HM Treasury has indicated that it intends to respect the commercial decisions of the RBS Group and that the RBS Group entities (including the Bank) will continue to have their own independent board of directors and management team determining their own strategies, its position as a majority shareholder (and UKFI’s position as manager of this shareholding) means that HM Treasury or UKFI might be able to exercise a significant degree of influence over, among other things, the election of directors and appointment of senior management, the RBS Group’s capital strategy, dividend policy, remuneration policy or the conduct of any RBS Group entities, including the Bank.

The manner in which HM Treasury or UKFI exercises HM Treasury’s rights as majority shareholder could give rise to conflicts between the interests of HM Treasury and the interests of other shareholders. The Board of RBSG has a duty to promote the success of the RBS Group for the benefit of its members as a whole.

The Group operates in markets that are subject to intense scrutiny by the competition authorities and its business and results of operations could be materially affected by competition decisions and other regulatory interventions.
The competitive landscape for banks and other financial institutions in the UK and the rest of Europe is changing rapidly. Recent regulatory and legal changes have and may continue to result in new market participants and changed competitive dynamics in certain key areas, such as in retail and SME banking in the UK where the introduction of new entrants is being actively encouraged by the UK Government. The competitive landscape in the UK is also likely to be affected by the UK Government’s implementation of the UK ring-fencing regime and other customer protection measures introduced by the Banking Reform Act 2013.

The implementation of these reforms may result in the consolidation of newly separated businesses or assets of certain financial institutions with those of other parties to realise new synergies or protect their competitive position and is likely to increase competitive pressures on the Group.

The UK retail banking sector has been subjected to intense scrutiny by the UK competition authorities and by other bodies, including the FCA, in recent years, including with a number of reviews/inquiries being carried out, including market reviews conducted by the CMA and its predecessor the Office of Fair Trading regarding SME banking and personal banking products and services, the Independent Commission on Banking and the Parliamentary Commission on Banking Standards.

Risk factors continued
These reviews raised significant concerns about the effectiveness of competition in the retail banking sector. The CMA’s Retail Banking Market Investigation report sets out measures primarily intended to make it easier for consumers and businesses to compare PCA and SME bank products, increase the transparency of price comparison between banks and amend PCA overdraft charging.

The CMA is working with HM Treasury and other regulators to implement these remedies which are likely to impose additional compliance requirements on the RBS Group and the Group and could, in aggregate, adversely impact the Group’s competitive position, product offering and revenues.

Adverse findings resulting from current or future competition investigations may result in the imposition of reforms or remedies which may impact the competitive landscape in which the RBS Group and the Group operate or result in restrictions on mergers and consolidations within the UK financial sector. The impact of any such developments in the UK will become more significant as the Group’s business becomes increasingly concentrated in the UK retail sector. These and other changes to the competitive framework in which the Group operates could have a material adverse effect on the Group’s business, margins, profitability, financial condition and prospects.

RBSG and its subsidiaries, including the Bank, are subject to an evolving framework on recovery and resolution, the impact of which remains uncertain, and which may result in additional compliance challenges and costs.
In the EU, the UK and the US, regulators have implemented or are in the process of implementing recovery and resolution regimes designed to prevent the failure of financial institutions and resolution tools to ensure the timely and orderly resolution of financial institutions without use of public funds. These initiatives have been complemented by a broader set of initiatives to improve the resilience of financial institutions and reduce systemic risk, including the UK ring-fencing regime, the introduction of certain prudential requirements and powers under CRD IV, and certain other measures introduced under the BRRD, including the requirements relating to loss absorbing capacity.

The BRRD, which was implemented in the UK from January 2015, provides a framework for the recovery and resolution of credit institutions and investment firms, their subsidiaries and certain holding companies in the EU, and the tools and powers introduced under the BRRD include preparatory and preventive measures, early supervisory intervention powers and resolution tools.

Implementation of certain provisions of the BRRD remains subject to secondary rulemaking as well as a review by the European Parliament and the European Commission of certain topics mandated by the BRRD. In November 2016, as a result of this review, the European Commission published a package of proposals seeking to introduce certain amendments to CRD IV and the BRRD.

These proposals are now subject to further discussions and negotiations among the European institutions and it is not possible to anticipate their final content. Further amendments to the BRRD or the implementing rules in the EU or the UK may also be necessary to ensure continued consistency with the FSB recommendations on key attributes of national resolution regimes and resolution planning for G-SIBs, including with respect to TLAC and MREL requirements.

In light of these potential developments as well as the impact of Brexit, there remains uncertainty as to the rules which may apply to the RBS Group going forward. In addition, banks headquartered in countries which are members of the Eurozone are now subject to the European banking union framework. In November 2014, the ECB assumed direct supervisory responsibility for RBS N.V. and Ulster Bank Ireland DAC under the Single Supervisory Mechanism (SSM). As a result of the above, there remains uncertainty as to how the relevant resolution regimes in force in the UK, the Eurozone and other jurisdictions, would interact in the event of a resolution of the RBS Group, although it remains clear that the Bank of England, as UK resolution authority, would be responsible for resolution of the RBS Group overall (consistent with the RBS Group’s single point of entry bail-in resolution strategy, as determined by the Bank of England)

The BRRD requires national resolution funds to raise ‘ex ante’ contributions on banks and investment firms in proportion to their liabilities and risk profiles and allow them to raise additional ‘ex post’ funding contributions in the event the ex-ante contributions do not cover the losses, costs or other expenses incurred by use of the resolution fund. Although receipts from the UK bank levy are currently being used to meet the ex-ante and ex post funding requirements, the RBS Group may be required to make additional contributions in the future. In addition, RBS Group entities in countries subject to the European banking union are required to pay supervisory fees towards the funding of the SSM as well as contributions to the single resolution fund.

The recovery and resolution regime implementing the BRRD in the UK places compliance and reporting obligations on the RBS Group, including the Group, which may result in increased costs, including as a result of the RBS Group’s mandatory participation in resolution funds, and heightened compliance risks, and the RBS Group may not be in a position to comply with all such requirements within the prescribed deadlines or at all. In addition to the costs associated with the issuance of MREL-eligible debt securities and compliance with internal MREL requirements, further changes may be required for the RBS Group to enhance its resolvability, in particular due to regulatory requirements relating to operational continuity and valuations capabilities in resolution.

In July 2016, the PRA has adopted a new framework requiring financial institutions to ensure the continuity of critical shared services (provided by entities within the group or external providers) to facilitate recovery action, orderly resolution and post-resolution restructuring, which will apply from 1 January 2019.

Risk factors continued
The application of such rules to the RBS Group requires the RBS Group to restructure certain of its activities relating to the provision of services from one legal entity to another within the RBS Group, may limit the RBS Group’s ability to outsource certain functions and/or may result in increased costs resulting from the requirement to ensure the financial and operational resilience and independent governance of such critical services. Any such developments could have a material adverse effect on the Group.

In August 2017, the Bank of England published a consultation paper setting out its preliminary views on the valuation capabilities that firms should have in place prior to resolution. The Bank of England has not yet published a final statement of policy in this area. Achieving compliance with the expectations set out in any such statement of policy, once finalised, may require changes to the RBS Group’s existing valuation processes and/or the development of additional capabilities, infrastructure and processes. The RBS Group may incur costs in complying with such obligations, which costs may increase if the Bank of England determined that the RBS Group’s valuation capabilities constitute an impediment to resolution and subsequently exercised its statutory power to direct the RBS Group to take measures to address such impediment.

In addition, compliance by the RBS Group with this recovery and resolution framework has required and is expected to continue to require significant work and engagement with the RBS Group’s regulators, including in order for the RBS Group to continue to submit to the PRA an annual recovery plan assessed as meeting regulatory requirements and to be assessed as resolvable by the Bank of England. The outcome of this regulatory dialogue may impact the operations or structure of the RBS Group or the Group, or otherwise result in increased costs, including as a result of the Bank of England’s power under section 3A of the Banking Act to direct institutions to address impediments to resolvability.

The Group is exposed to conduct risk which may adversely impact the Group or its employees and may result in conduct having a detrimental impact on the Group’s customers or counterparties.
In recent years, the RBS Group, including the Group, has sought to refocus its culture on serving the needs of its customers and continues to redesign many of its systems and processes to promote this focus and strategy. However, the Group is exposed to various forms of conduct risk in its operations. These include business and strategic planning that does not adequately reflect the RBS Group’s customers’ needs, ineffective management and monitoring of products and their distribution, actions taken that may not conform to the RBS Group’s customer-centric focus, outsourcing of customer service and product delivery via third parties that do not have appropriate levels of control, oversight and culture, the possibility of alleged mis-selling of financial products or the mishandling of complaints related to the sale of such product, or poor governance of incentives and rewards. Some of these risks have materialised in the past and ineffective management and oversight of conduct issues may result in customers being poorly or unfairly treated and may in the future lead to further remediation and regulatory intervention/enforcement.

The Group’s businesses are also exposed to risks from employee misconduct including non-compliance with policies and regulatory rules, negligence or fraud (including financial crimes), any of which could result in regulatory fines or sanctions and serious reputational or financial harm to the RBS Group and the Group. In recent years, a number of multinational financial institutions, including entities within the RBS Group, have suffered material losses due to the actions of employees, including, for example, in connection with the foreign exchange and LIBOR investigations, the Group may not succeed in protecting itself from such conduct in the future. It is not always possible to timely detect or deter employee misconduct and the precautions the Group takes to detect and prevent this activity may not always be effective.

The RBS Group and the Group have implemented a number of policies and allocated new resources in order to help mitigate against these risks. The RBS Group and the Group have also prioritised initiatives to reinforce good conduct in their engagement with the markets in which they operate, together with the development of preventative and detective controls in order to positively influence behaviour.

The RBS Group’s transformation programme is also intended to improve the Group’s control environment. Nonetheless, no assurance can be given that the Group’s strategy and control framework will be effective and that conduct and financial crime issues will not have an adverse effect on the Group’s results of operations, financial condition or prospects.

The RBS Group may become subject to the application of stabilisation or resolution powers in certain significant stress situations, which may result in various actions being taken in relation to the RBS Group and any securities of the RBS Group, including the Group, including the write-off, write-down or conversion of securities issued by the RBS Group or the Group.
The Banking Act 2009, as amended to implement the BRRD (the ‘Banking Act’) confers substantial powers on relevant UK authorities designed to enable them to take a range of actions in relation to UK banks or investment firms and certain of their affiliates in the event a bank or investment firm in the same group is considered to be failing or likely to fail. Under the Banking Act, wide powers are granted to the Bank of England (as the relevant resolution authority), as appropriate as part of a special resolution regime (the ‘SRR’).

These powers enable the Bank of England to implement resolution measures with respect to a UK bank or investment firm and certain of its affiliates (including, for example, RBSG) (each a ‘relevant entity’) in circumstances in which the relevant UK resolution authorities are satisfied that the resolution conditions are met. Under the applicable regulatory framework and pursuant to guidance issued by the Bank of England, governmental financial support, if any is provided, would only be used as a last resort measure where a serious threat to financial stability cannot be avoided by other measures (such as the stabilisation options described below, including the UK bail-in power) and subject to the limitations set out in the Banking Act.

Risk factors continued
Several stabilisation options and tools are available to the Bank of England under the SRR, where a resolution has been triggered. In addition, the Bank of England may commence special administration or liquidation procedures specifically applicable to banks. Where stabilisation options are used which rely on the use of public funds, such funds can only be used once there has been a contribution to loss absorption and recapitalisation of at least 8% of the total liabilities of the institution under resolution. The Bank of England has indicated that among these options, the UK bail-in tool (as described further below) would apply in the event a resolution of the RBS Group were triggered.

Further, the Banking Act grants broad powers to the Bank of England, the application of which may adversely affect contractual arrangements and which include the ability to (i) modify or cancel contractual arrangements to which an entity in resolution is party, in certain circumstances; (ii) suspend or override the enforcement provisions or termination rights that might be invoked by counterparties facing an entity in resolution, as a result of the exercise of the resolution powers; and (iii) disapply or modify laws in the UK (with possible retrospective effect) to enable the powers under the Banking Act to be used effectively.

The stabilisation options are intended to be applied prior to the point at which any insolvency proceedings with respect to the relevant entity would otherwise have been initiated. Accordingly, the stabilisation options may be exercised if the relevant UK resolution authority: (i) is satisfied that a UK bank or investment firm is failing, or is likely to fail; (ii) determines that it is not reasonably likely that (ignoring the stabilisation powers) action will be taken by or in respect of a UK bank or investment firm that will result in condition (i) above ceasing to be met; (iii) considers the exercise of the stabilisation powers to be necessary, having regard to certain public interest considerations (such as the stability of the UK financial system, public confidence in the UK banking system and the protection of depositors, being some of the special resolution objectives) and (iv) considers that the special resolution objectives would not be met to the same extent by the winding-up of the UK bank or investment firm.

In the event that the Bank of England seeks to exercise its powers in relation to a UK banking group company (such as RBSG), the relevant UK resolution authority has to be satisfied that (A) the conditions set out in (i) to (iv) above are met in respect of a UK bank or investment firm in the same banking group (or, in respect of an EEA or third country credit institution or investment firm in the same banking group, the relevant EEA or third country resolution authority is satisfied that the conditions for resolution applicable in its jurisdiction are met) and (B) certain criteria are met, such as the exercise of the powers in relation to such UK banking group company being necessary having regard to public interest considerations.

The use of different stabilisation powers is also subject to further ‘specific conditions’ that vary according to the relevant stabilisation power being used. Although the SRR sets out the pre-conditions for determining whether an institution is failing or likely to fail, it is uncertain how the relevant UK resolution authority would assess such conditions in any particular pre-insolvency scenario affecting RBSG and/or other members of the RBS Group (including the Bank) and in deciding whether to exercise a resolution power.

There has been no application of the SRR powers in the UK to a large financial institution, such as RBSG, to date, which could provide an indication of the relevant UK resolution authority’s approach to the exercise of the resolution powers, and even if such examples existed, they may not be indicative of how such powers would be applied to RBSG. Therefore, holders of shares and other securities issued by RBS Group entities may not be able to anticipate a potential exercise of any such powers.

The UK bail-in tool is one of the powers available to the Bank of England under the SRR and was introduced under the Banking Reform Act 2013. The UK government amended the provisions of the Banking Act to ensure the consistency of these provisions with the bail-in provisions under the BRRD, which amendments came into effect on 1 January 2015. The UK bail-in tool includes both a power to write-down or convert capital instruments and triggered at the point of non-viability of a financial institution and a bail-in tool applicable to eligible liabilities (including senior unsecured debt securities issued by the RBS Group) and available in resolution.

The capital instruments write-down and conversion power may be exercised independently of, or in combination with, the exercise of a resolution tool, and it allows resolution authorities to cancel all or a portion of the principal amount of capital instruments and/or convert such capital instruments into common equity Tier 1 instruments when an institution is no longer viable. The point of non-viability for such purposes is the point at which the Bank of England or the PRA determines that the institution meets certain conditions under the Banking Act, for example if the institution will no longer be viable unless the relevant capital instruments are written down or extraordinary public support is provided, and without such support the appropriate authority determines that the institution would no longer be viable.

The Bank of England may exercise the power to write down or convert capital instruments without any further exercise of resolution tools, as may be the case where the write-down or conversion of capital instruments is sufficient to restore an institution to viability.

Where the conditions for resolution exist and it is determined that a stabilisation power may be exercised, the Bank of England may use the bail-in tool (in combination with other resolution tools under the Banking Act ) to, among other things, cancel or reduce all or a portion of the principal amount of, or interest on, certain unsecured liabilities of a failing financial institution and/or convert certain debt claims into another security, including ordinary shares of the surviving entity.

Risk factors continued
In addition, the Bank of England may use the bail-in tool to, among other things, replace or substitute the issuer as obligor in respect of debt instruments, modify the terms of debt instruments (including altering the maturity (if any) and/or the amount of interest payable and/or imposing a temporary suspension on payments) and discontinue the listing and admission to trading of financial instruments. The exercise of the bail-in tool will be determined by the Bank of England which will have discretion to determine whether the institution has reached a point of non-viability or whether the conditions for resolution are met, by application of the relevant provisions of the Banking Act, and involves decisions being taken by the PRA and the Bank of England, in consultation with the FCA and HM Treasury. As a result, it will be difficult to predict when, if at all, the exercise of the bail-in power may occur.

The potential impact of these powers and their prospective use may include increased volatility in the market price of shares and other securities issued by RBS Group entities, as well as increased difficulties for RBSG or other RBS Group entities in issuing securities in the capital markets and increased costs of raising such funds.

If these powers were to be exercised (or there is an increased risk of exercise) in respect of the RBS Group or any entity within the RBS Group (including the Bank), such exercise could result in a material adverse effect on the rights or interests of RBSG shareholders which would likely be extinguished or very heavily diluted. Holders of debt securities (which may include holders of RBSG senior unsecured debt), may see the conversion of part (or all) of their claims into equity or written down in part or written off entirely. In accordance with the rules of the Special Resolution Regime, the losses imposed on holders of equity and debt instruments through the exercise of bail-in powers would be subject to the ‘no creditor worse off’ safeguard, which requires losses (net of any compensation received) not to exceed those which would be realised in an insolvency counterfactual.

Although the above represents the risks associated with the UK bail-in power currently in force in the UK and applicable to the RBS Group, changes to the scope of, or conditions for the exercise of the UK bail-in power may be introduced as a result of further political or regulatory developments.

For example, the application of these powers to internally-issued MREL instruments, issued by one group entity and held solely by its parent entity, is currently being consulted on by the Bank of England. In addition, further political, legal or strategic developments may lead to structural changes to the RBS Group, including at the holding company level. Notwithstanding any such changes, the RBS Group expects that its securities would remain subject to the exercise of a form of bail-in power, either pursuant to the provisions of the Banking Act, the BRRD or otherwise.

In the UK and in other jurisdictions, the RBS Group and the Group are responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers.
In the UK, the Financial Services Compensation Scheme (FSCS) was established under the Financial Services and Markets Act 2000 and is the UK’s statutory fund of last resort for customers of authorised financial services firms. The FSCS pays compensation if a firm is unable to meet its obligations. The FSCS funds compensation for customers by raising levies on the industry, including the RBS Group and the Group. In relation to protected deposits, each deposit-taking institution contributes towards these levies in proportion to their share of total protected deposits.

In the event that the FSCS needs to raise additional and unexpected funding, is required to raise funds more frequently or significantly increases the levies to be paid by authorised firms, the associated costs to the RBS Group or the Group may have an adverse impact on their results of operations and financial condition.
To the extent that other jurisdictions where the RBS Group operates have introduced or plan to introduce similar compensation, contributory or reimbursement schemes, the RBS Group and the Group may make further provisions and may incur additional costs and liabilities, which may have an adverse impact on the Group’s financial condition and results of operations.

The Group intends to execute the run-down and/or the sale of certain portfolios and assets. Failure by the Group to do so on commercially favourable terms could have a material adverse effect on the Group’s operations, operating results, financial position and reputation.
The Group’s ability to execute the run-down and/or sale of certain portfolios and assets and the price achieved for such disposals will be dependent on prevailing economic and market conditions.

As a result, there is no assurance that the Group will be able to sell or run down these portfolios or assets either on favourable economic terms to the Group or at all or that it may do so within the intended timetable. Material tax or other contingent liabilities could arise on the disposal or run-down of assets and there is no assurance that any conditions precedent agreed will be satisfied, or consents and approvals required will be obtained in a timely manner or at all. The Group may be exposed to deteriorations in the portfolios or assets being sold between the announcement of the disposal and its completion, which period may span many months.

Risk factors continued
In addition, the Group may be exposed to certain risks, including risks arising out of ongoing liabilities and obligations, breaches of covenants, representations and warranties, indemnity claims, transitional services arrangements and redundancy or other transaction-related costs, and counterparty risk in respect of buyers of assets being sold.

The occurrence of any of the risks described above could have a material adverse effect on the Group’s business, results of operations, financial condition and capital position and consequently may have the potential to impact the competitive position of part or all of the Group’s business.

Changes in tax legislation or failure to generate future taxable profits may impact the recoverability of certain deferred tax assets recognised by the Group.
In accordance with IFRS Standards, the Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and offsetting allowable losses.

Failure to generate sufficient future taxable profits or further changes in tax legislation (including rates of tax) or accounting standards may reduce the recoverable amount of the recognised deferred tax assets. Changes to the treatment of deferred tax assets may impact the Group’s capital, for example by reducing further the Group’s ability to recognise deferred tax assets.

Legal Entity Identifier: 213800IBT39XQ9C4CP71

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 February 2018

NATIONAL WESTMINSTER BANK PLC (Registrant)

	By:	/s/ Jan Cargill

	Name:	Jan Cargill
	Title:	Deputy Secretary